SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 06 August 2019

InterContinental Hotels Group PLC
(Registrant's name)

Broadwater Park, Denham, Buckinghamshire, UB9 5HJ, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

99.1	Half-year Report dated 06 August 2019

Exhibit No: 99.1

IHG PLC – Half Year Results to 30 June 2019

	Reported			Underlying5
	2019	2018 Restated1	% Change	% Change
REPORTABLE SEGMENTS2
Revenue3	$1,012m	$900m	12%	13%
Revenue from fee business	$730m	$719m	2%	3%
Operating profit3	$410m	$413m	(1)%	2%
Fee margin4	53.7%	53.9%	(0.2)%pts	0.3%pts
Adjusted EPS	143.2¢	145.3¢	(1)%	2%

GROUP RESULTS6
Total revenue	$2,280m	$2,113m	8%	KEY METRICS
Operating profit	$457m	$401m	14%	● $13.6bn total gross revenue (up 2%; 5% at CER)
Basic EPS	167.2¢	122.6¢	36%
Interim dividend per share	39.9¢	36.3¢	10%	● 0.1% global H1 RevPAR (Q2 = (0.2)%)
Net debt	$2,847m	$2,198m	30%

1 Restated following the adoption of IFRS 16 ‘Leases’ from 1 January 2019. 2 Excludes System Fund results, hotel cost reimbursements and exceptional items. 3 Comprises the Group’s fee business and owned, leased, and managed lease hotels, and excludes exceptional items. 4 Also excludes owned, leased and managed lease hotels, and significant liquidated damages. 5 Reportable segment results excluding owned asset disposals, significant liquidated damages, current year acquisitions and stated at constant H1 2018 exchange rates (CER). 6 Includes System Fund results, hotel cost reimbursements and excludes exceptional items (except for Basic EPS).

●
H1 Comparable RevPAR: Americas = 0.1% (US = 0.0%); EMEAA = 0.2%; Greater China = (0.3)%.

●
Underlying operating profit up 2% (up 5% excluding the result from the UK portfolio transaction and adjusting for $6m of cost phasing benefit in H1 2018); underlying EPS up 2%; Interim dividend up 10%.

●
Net system size growth of 5.7%, the highest in over a decade, with 30k room additions, up 38% YoY. Removed 10k rooms, in line with a continued focus on the long-term health of established brands, leaving 856k rooms across the global estate.

●
First half signings of 48k rooms (up 3% YoY), highest in over a decade and includes record performance in Greater China. Total pipeline now stands at 282k rooms.

●
Continued progress optimising our brand portfolio for future growth, with 5 signings for Six Senses Hotels Resorts Spas since acquisition in February, and the launch of our new upper midscale brand Atwell Suites in H1.

●
Rollout of voco continuing at pace with 21 hotels signed to date (8k rooms); expected to reach ~30 signings (10k rooms) by the end of the year. Almost 200 avid hotels signed in less than 2 years with 3 open and more than a quarter under construction or with planning approved.

Keith Barr, Chief Executive Officer, IHG, said:

“Eighteen months ago, we set out a series of strategic initiatives to drive an acceleration in growth to ambitious new levels. Our approach is built around strengthening our established brands, adding new brands in high opportunity segments and optimising our owner proposition. In a slower RevPAR growth environment, we’ve made significant progress, opening a record number of rooms in the first half which have delivered a 5.7% increase in net system size growth, our best performance in over a decade, with future growth underpinned by our highest level of signings over the same period.

In the first half alone, we launched transformational design prototypes for Staybridge Suites and Candlewood Suites and evolved our brand prototypes for Holiday Inn and Holiday Inn Express. We also developed six flagship properties for Crowne Plaza in the US, Europe and China and have continued to take Hotel Indigo and Kimpton Hotels & Restaurants to new markets. Our new avid and voco brands are performing well, we’ve already had over 50 expressions of interest for our newest brand, Atwell Suites, and we’re well placed to capitalise on strong growth in the luxury segment with our recently acquired Six Senses and Regent brands. As we focus on ensuring that we operate and grow our business in a responsible way, we’re proud to have committed to switching every IHG hotel to bulk-size bathroom amenities, in an effort to reduce waste and protect the environment.

Funded by our efficiency programme, the investments we are making behind our strategic initiatives are driving accelerated rooms growth and position us well to achieve industry leading, sustainable net system size growth over the medium-term. Whilst there are always macro-economic and geo-political uncertainties in some markets, our broad geographic spread and the resilient, cash-generative nature of our business gives us confidence in the outlook for the balance of the year.”

Update on strategic initiatives
We continue to make good progress in executing against our strategic model to deliver industry leading net rooms growth over the medium term
● Build and leverage scale
- Our focus on building scale positions in attractive markets and high opportunity segments has seen us grow our share of global branded industry signings over the last two years.
- Record H1 performance for openings and signings in China, with 13k rooms (36 hotels) opened and a further 22k rooms (90 hotels) signed into the pipeline. Combined system and pipeline now stands at >800 hotels.

● Strengthen loyalty programme
- Announced InterContinental Alliance Resorts partnership with Sands China in Macau, along with an extension of our alliance with The Venetian Resort Las Vegas, our most popular point redemption location, giving guests the opportunity to earn and redeem points in these highly desirable destinations.
- Strengthened our ability to offer unique experiences to IHG Rewards Club members through partnerships with the US Open Tennis Championships and the Cadillac Centre – a multi-purpose indoor arena in Beijing.
- Enhancing value of points to members through trials of variable point pricing and the ability to pay with points during hotel stays.

● Enhance revenue delivery
- Developing updated arrivals platform within IHG Concerto, which will allow for an improved check-in experience for guests through features such as mobile pre-check in and room ready notifications.
- Now piloting our proprietary price optimisation software for Groups business in IHG Concerto.

● Evolve owner proposition
- Continued strong traction for our franchise offer in Greater China with 40 hotels signed for Holiday Inn Express in the half, taking the total to 187 signed and 43 opened since launch in 2016. We have also signed 10 franchise deals across our Holiday Inn and Crowne Plaza brands in Greater China in H1 2019, taking total franchise signings to over 200 since launch.

● Optimise our portfolio of brands for owners and guests

- Mainstream – ($115bn global segment with $65bn growth potential to 2025)
- Holiday Inn Express: Continued to evolve our ‘Formula Blue’ guestroom and public space designs; on track for adoption in two-thirds of the US estate by the end of 2020.
-Holiday Inn: Updated room and public space designs launched in the Americas, with >150 hotels open or committed. Currently running largest marketing campaign in over a decade for Holiday Inn Brand Family.
-Staybridge Suites & Candlewood Suites: Launched transformational new room and public space design prototypes for our extended stay brands to enhance guest experience and drive owner ROI.
-avid hotels: Almost 200 hotels (18k rooms) signed since launch (27 hotels (3k rooms) signed in H1 2019), and 3 hotels now open. With over 60 more under construction or with planning approved, we expect to have ~10 properties open by the end of the year.
-Atwell Suites: Launched new all-suites upper midscale brand, targeting an $18bn industry segment, to owners and investors earlier this year. Over 50 written expressions of owner interest ahead of the registration of franchise documents later this year.

- Upscale – ($40bn global segment with $20bn growth potential to 2025)
- Crowne Plaza: Achieved our best H1 signings performance in over a decade, with 4.5k rooms added to the pipeline. Developing flagship properties which will showcase new room and public space designs in key cities around the world.
-Hotel Indigo: Growing momentum for the brand with highest ever number of signings in the first half; now have deals signed into the pipeline that will take Hotel Indigo to 16 new countries.
- voco: Twenty-one hotels signed to date across 10 countries in EMEAA (8k rooms in total), including a 4k room property in Makkah. Anticipate growing voco portfolio to ~30 signed hotels by the end of the year.

- Luxury – ($60bn global segment with $35bn growth potential to 2025)
- InterContinental Hotels & Resorts: Reinforcing position as largest global luxury hotel brand with the openings of the InterContinental Hayman Island in Australia and the InterContinental Lyon – Hotel Dieu in France. A number of our more iconic properties are also currently under or soon to enter refurbishment, demonstrating our owners’ long-term commitment to the InterContinental brand.
- Kimpton Hotels & Restaurants: Global expansion continues with the opening of two further properties in the UK and 5 signings in H1, including landmark properties in Beijing and Hong Kong.
-Six Senses Hotels Resorts Spas: Five new signings since February 2019 acquisition, including properties in Iceland and the Loire Valley.
-Regent Hotels & Resorts: Signed two properties in the half in Chengdu and Bali, and are piloting new brand hallmarks which will help define Regent’s position in the top tier of luxury.

Americas – US RevPAR performance in line with the segments in which we compete

Comparable RevPAR increased 0.1% (Q2: down 0.5%), driven by 0.8% rate growth, with occupancy impacted by tough comparables from hurricane related demand in H1 2018. US RevPAR was flat for the half with performance in line with the segments in which we compete. The 0.7% decline in the second quarter was impacted by the shift in the timing of Easter and the lapping of hurricane related demand at the start of the quarter. Canada was flat (Q2: down 1%), with growth in British Columbia offset by softness in Ontario. Latin America and the Caribbean were up 7% (Q2: up 6%), with strong performances in Brazil and Colombia. Mexico RevPAR was down 2% (Q2: down 2%).

Reported revenue1 of $520m increased 1% (CER 2%) and reported operating profit1 of $344m increased 3% (CER 4%).

Underlying2 revenue and operating profit were in line with reported growth rates, with fee business operating profit up 4%. Growth in fee revenue from net rooms growth and higher levels of termination fees more than offset the net negative impact of previously flagged items, including equity investment income, a payroll tax credit and legal costs.

We opened 11k rooms (96 hotels) during the half, with continued strong pace for our Holiday Inn Brand Family, and we also opened our second and third avid hotels. We continue to focus on a high-quality estate and removed 6k rooms (46 hotels). Together, this drove a 2.7% increase in our net system size.

We signed 135 hotels (14k rooms), including a further 6 for the Hotel Indigo brand. We also signed 3 Kimpton properties, including hotels in North Carolina and Colorado, and have announced that we will be debuting the brand in Mexico with 2 properties scheduled to open in 2020.

EMEAA – Strong signings and openings pace; voco momentum continues

Comparable RevPAR increased 0.2% (Q2: up 0.7%) driven by occupancy up 0.5%pts. UK RevPAR was up 2% for the half with London up 5% and the Provinces up 1%. Second quarter RevPAR in the UK was up 2% with strong international demand driving RevPAR in London up 4%, whilst the Provinces were up 1%, benefitting from the Cricket World Cup.

Continental Europe RevPAR was up 3% in the half (Q2: up 4%). In France, RevPAR was down 1% with performance impacted by social unrest in Paris, with 1% growth in the second quarter driven by the FIFA Women’s World Cup and the Paris Air Show. Germany grew RevPAR 4% in the half and 5% in the second quarter helped by a favourable trade fair calendar.

Trading conditions in the Middle East remained challenging, with RevPAR down 5% in the half due to increased supply and political unrest weighing on demand. Australia RevPAR was down 2% (Q2: down 3%) impacted by supply growth and the lapping of the Commonwealth Games. Japan RevPAR grew 3% in the half (Q2: up 5%) with strong rate growth.

The first half includes the results of the UK portfolio transaction, which completed in July 2018. This resulted in a $91m increase in Owned, Leased and Managed Lease revenue, and, as previously flagged, a $7m decrease in operating profit for the half due to seasonality, which we expect to more than reverse in the second half.

Reported revenue1 of $338m increased 45% (52% CER) and reported operating profit1 of $88m decreased 7% (3% CER). On an underlying basis2, revenue increased 43% and operating profit decreased 2% (up 4% excluding the UK portfolio deal). Underlying fee business revenue and operating profit were both up 3%.

We opened 6k rooms (49 hotels), driving 6.5% net rooms growth, including an expansion of our Luxury brands with 2 InterContinental and 2 Kimpton openings in the half.

We signed 11k rooms (82 hotels) in the half including >1k rooms for Crowne Plaza, and 1k rooms for voco.

Greater China – Record room signings; continued industry outperformance
Comparable RevPAR decreased 0.3% (Q2: down 0.5%), impacted by the strong comparables from H1 2018. In Mainland China, RevPAR was down 1%, with market outperformance throughout the first half. Tier 1 and 2 cities were flat (Q2 also flat) and Tier 3 and 4 cities were down 3% (Q2: down 2%). Whilst corporate and meetings business was softer against strong prior year demand, domestic leisure business remains resilient.

RevPAR in Hong Kong SAR was marginally down in H1, with some impact from the ongoing political disputes, whilst Macau SAR RevPAR was up 5% for the half.

Reported revenue of $66m decreased by 4% (CER increased 1%), and reported operating profit of $36m increased by 13% (CER 16%).

On an underlying2 basis, revenue increased by 8% and operating profit increased by 32%, driven by double-digit net rooms growth and some benefit from cost phasing in the first half.

We opened a record 13k rooms (36 hotels), driving 18% net rooms growth. This takes the total number of open rooms to over 126k (422 hotels) and includes the opening of our 150th Holiday Inn Express in the region. Signings totalled 22k rooms (90 hotels), our highest ever for the region, and included 5k rooms from our InterContinental Alliance Resorts partnership with Sands.

Highly cash generative business with disciplined approach to cost control and capital allocation

Driving fee margin through strategic cost management
● Remain on track to deliver ~$125m in annual savings, including System Fund, by 2020 for reinvestment in growth.
● Savings being fully reinvested in growth initiatives, with ~80% to be realised by end of 2019.
● H1 2019 fee margin was down 20bps (down 30bps at CER), held back by the acquisition of Six Senses, which made a small operating loss in the half, and by $6m of cost phasing benefit in H1 2018. Excluding these impacts, fee margin increased 130bps (up 110bps at CER).
● Net central operating loss before exceptional items increased by $10m, ($11m CER); an increase in central revenues was offset by continued investments in growth initiatives. Central overheads include the reinvestment of a substantial proportion of growth investment funded by savings elsewhere in the business.
● Growth initiatives, and a continuation of our disciplined cost management and strong efficiency focus, expected to maintain future fee margin progression broadly in line with the historic average.

Strong free cash flow generation fuelling investment
● Free cash flow3 of $141m was down $120m year on year after $62m higher levels of cash tax, and an outflow of working capital which should largely reverse in the second half.
● Net capital expenditure3 of $71m (H1 2018: $112m) with $101m gross (H1 2018: $132m). This comprised: $45m maintenance capex and key money; $14m gross recyclable investments; and $42m System Fund capital investments; offset by $5m net proceeds from asset recycling and $25m System Fund depreciation and amortisation. Capex guidance unchanged at up to $350m gross, and $150m net, per annum into the medium term.
● Exceptional cash costs of $30m during the half, including $24m relating to the group wide efficiency programme ($13m in relation to the System Fund).

Efficient balance sheet provides flexibility
● Financial position remains robust, with an on-going commitment to an investment grade credit rating; the best proxy for which is 2.5-3.0x net debt/EBITDA following the adoption of IFRS 16 (equivalent to 2.0-2.5x net debt/EBITDA under the previous accounting standard).
● Net debt of $2,847m, up $882m on the 2018 close, after payment of the $500m special dividend and $300m acquisition of Six Senses.

Cash generative business driving shareholder returns
● Proposed 10% increase in the interim dividend to 39.9¢.

Foreign exchange

The impact of the movement in average USD exchange rates for H1 2019 against a number of currencies (particularly Sterling, Euro and Renminbi) netted to a $6m negative impact on reported profit4. If the 28 June 2019 spot rate had existed throughout H2 2018, H2 2018 reported profit would have been unchanged.

A full breakdown of constant currency vs. actual currency RevPAR by region is set out in Appendix 2.

Other

System Fund:
System Fund revenues and costs are recognised on a gross basis with the in-year surplus or deficit recorded in the Group income statement, but excluded from results from reportable segments, underlying results and adjusted EPS, as the Fund is operated for the benefit of the hotels in the IHG System such that the Group does not make a gain or loss from operating the Fund.

In H1 2019 we recorded a System Fund income statement surplus of $47m, largely due to favourable adjustments due to changes in breakage estimates and the seasonality in timing of marketing spend, which we expect to reverse for the full year.

Interest:
Net financial expenses were $67m. Underlying5 interest expense of $76m, which adds back interest relating to the System Fund, was $20m higher than in 2018, reflecting higher levels of net debt and finance charges related to deferred and contingent consideration on acquisitions.

Following the €500m bond issued in November 2018, the finance charges relating to deferred and contingent consideration on acquisitions and the adoption of IFRS 16, we continue to expect the underlying5 interest charge to be ~$150m for the full year.

Tax:
Effective rate6 for H1 2019 was 21% (H1 2018: 22%). We expect our full year 2019 effective tax rate will be in the mid to low 20s percentage point range.

Exceptional operating items:
Before tax exceptional items total $15m charge and comprise: $10m costs incurred in relation to the group wide efficiency programme and $5m of acquisition and integration costs. A further $13m of costs related to the group wide efficiency programme were incurred by the System Fund and are included within System Fund expenses in the Group income statement.

2019 items

Americas:
● $4m benefit from payroll tax credit received in H1 2018 will not repeat in 2019.
● $5m of equity investment income received in H1 2018 will not repeat in 2019.

EMEAA: A previously disclosed $15m cash payment was received in Q1 2018 in relation to the termination of a portfolio of hotels. This has been / will be recognised as individually significant liquidated damages as follows: $6.7m in 2018, $7.7m in 2019 and $1.0m in 2020.

Greater China: $6m of individually significant liquidated damages received in 2018 will not repeat in 2019.

1 Comprises the Group’s fee business and owned, leased, and managed lease hotels from reportable segments and excludes exceptional items.
2 Excluding owned asset disposals, significant liquidated damages, current year acquisitions, System Fund results, hotel cost reimbursements and exceptional items at constant H1 2018 exchange rates (CER).
See the Interim Management Report for definition of non-GAAP measures and reconciliation to GAAP measures.
3 For definition of non-GAAP measures and reconciliation to GAAP measures see the Interim Management Report.
4 Based on monthly average exchange rates each year.
5 For definition of non-GAAP measures and reconciliation to GAAP measures see the Interim Management Report.
6 Excludes exceptional items and System Fund results.

Appendix 1: RevPAR Movement Summary
	Half Year 2019			Q2 2019
	RevPAR	Rate	Occ.	RevPAR	Rate	Occ.
Group	0.1%	0.4%	(0.2)%pts	(0.2)%	0.3%	(0.4)%pts
Americas	0.1%	0.8%	(0.5)%pts	(0.5)%	0.6%	(0.8)%pts
EMEAA	0.2%	(0.4)%	0.5%pts	0.7%	0.1%	0.4%pts
G. China	(0.3)%	(0.5)%	0.2%pts	(0.5)%	(1.2)%	0.5%pts
Appendix 2: Comparable RevPAR movement at constant exchange rates (CER) vs. actual exchange rates (AER)
	Half Year 2019			Q2 2019
	CER	AER	Difference	CER	AER	Difference
Group	0.1%	(2.0)%	(2.1)%pts	(0.2)%	(2.0)%	(1.8)%pts
Americas	0.1%	(0.4)%	(0.5)%pts	(0.5)%	(0.8)%	(0.3)%pts
EMEAA	0.2%	(4.7)%	(5.0)%pts	0.7%	(3.7)%	(4.4)%pts
G. China	(0.3)%	(5.5)%	(5.2)%pts	(0.5)%	(6.1)%	(5.6)%pts

Appendix 3: Half Year System & Pipeline Summary (rooms)
	System					Pipeline
	Openings	Removals	Net	Total	YoY%	Signings	Total
Group	29,660	(10,286)	19,374	855,915	5.7%	47,796	281,845
Americas	10,994	(6,414)	4,580	514,709	2.7%	14,030	118,530
EMEAA	5,880	(1,961)	3,919	215,018	6.5%	11,347	78,017
G. China	12,786	(1,911)	10,875	126,188	18.2%	22,419	85,298

Appendix 4: Half Year financial headlines
	GROUP		REPORTABLE SEGMENTS
	Total		Americas		EMEAA		G. China		Central
	2019	2018*	2019	2018*	2019	2018*	2019	2018*	2019	2018*
Revenue ($m)
Revenue from reportable segments	1,012	900	520	514	338	233	66	69	88	84
System Fund result	675	618	-	-	-	-	-	-	-	-
Hotel Cost Reimbursements	593	595	-	-	-	-	-	-	-	-
Group Revenue	2,280	2,113	520	514	338	233	66	69	88	84

Operating Profit ($m)
Fee Business	452	439	323	312	93	95	36	32	-	-
Owned, leased & managed lease	16	22	21	22	(5)	-	-	-	-	-
Central overheads	(58)	(48)	-	-	-	-	-	-	(58)	(48)
Operating profit from reportable segments before exceptionals	410	413	344	334	88	95	36	32	(58)	(48)
System Fund result	47	(12)	-	-	-	-	-	-	-	-
Operating profit before exceptionals	457	401	344	334	88	95	36	32	(58)	(48)
Exceptional items	(15)	(53)	(2)	(15)	(2)	(5)	-	-	(11)	(33)
Operating Profit after exceptionals	442	348	342	319	86	90	36	32	(69)	(81)
*Restated following the adoption of IFRS 16 ‘Leases

Appendix 5: Reported operating profit before exceptional items from reportable segments at actual & constant exchange rates

	Total***		Americas		EMEAA		G. China
Reported	Actual*	CER**	Actual*	CER**	Actual*	CER**	Actual*	CER**
Growth / (decline)	(1)%	1%	3%	4%	(7)%	(3)%	13%	16%

Appendix 6: Underlying**** operating profit movement before exceptional items

	Total***	Americas	EMEAA	G. China
Growth / (decline)	2%	4%	(2)%	32%

Exchange rates:	USD:GBP	USD:EUR	* US dollar actual currency
H1 2019	0.77	0.89	** Translated at constant H1 2018 exchange rates
H1 2018	0.73	0.83	*** After central overheads
			**** At CER and excluding: owned asset disposals, significant liquidated damages, current year acquisitions, System Fund results and hotel cost reimbursements

Appendix 7: Definitions
CER: constant exchange rates with H1 2018 exchange rates applied to H1 2019.
Comparable RevPAR: revenue per available room for hotels that have traded for all of 2018 and 2019, reported at CER.
Fee revenue: group revenue from reportable segments excluding owned, leased and managed lease hotels, and significant liquidated damages.
Fee margin: adjusted to exclude owned, leased and managed lease hotels, and significant liquidated damages.
Reportable segments: group results excluding System Fund results, hotel cost reimbursements and exceptional items.
Significant liquidated damages: $4m in H1 2019 ($4m EMEAA fee business); $7m in H1 2018 ($3m in EMEAA fee business and $4m in Greater China fee business).
Total gross revenue: total rooms revenue from franchised hotels and total hotel revenue from managed, owned, leased and managed lease hotels. Other than owned, leased and managed lease hotels, it is not revenue attributable to IHG, as it is derived mainly from hotels owned by third parties.
Total RevPAR: Revenue per available room including hotels that have opened or exited in either 2018 or 2019, reported at CER.
Underlying Interest: adds back interest relating to the System Fund.

Appendix 8: Investor information for 2019 Interim dividend
Ex-dividend date:	29 August 2019	Record date:	30 August 2019	Payment date:	3 October 2019
Dividend payment:
ADRs: 39.9 cents per ADR; the corresponding amount in Pence Sterling per ordinary share will be announced on 18 September 2019, calculated based on the average of the market exchange rates for the three working days commencing 13 September. A DRIP is available, allowing shareholders of ordinary shares to elect to reinvest their cash dividend by purchasing additional ordinary shares.

For further information, please contact:
Investor Relations (Heather Wood, Matthew Kay, Rakesh Patel):	+44 (0)1895 512 176	+44 (0)7527 419 431
Media Relations (Yasmin Diamond; Mark Debenham):	+44 (0)1895 512 097	+44 (0)7527 424 046

Presentation for Analysts and Shareholders:
A conference call and webcast presented by Keith Barr, Chief Executive Officer and Paul Edgecliffe-Johnson, Chief Financial Officer will commence at 9.30am on 6 August 2019 on the web address www.ihgplc.com/interims2019. For those wishing to ask questions please use the dial in details below which will have a Q&A facility.

https://www.investis-live.com/ihg/5d24a3499add6d1100612f38/hyri

The archived webcast of the presentation is expected to be on this website later on the day of the results and will remain on it for the foreseeable future.

There will also be a live listen only dial-in facility, details are below:

UK	+44 (0) 203 936 2999
US	+1 646 664 1960
All other locations:	+44 (0) 203 936 2999
Participant Access Code:	72 80 10

A replay will be available following the event, details are below:

UK:	+44 (0) 203 936 3001
US:	+1 845 709 8569
All other locations:	+44 (0) 203 936 3001
Replay pin	41 17 72

Website: The full release and supplementary data will be available on our website from 7:00am (London time) on 6th August. The web address is www.ihgplc.com/interims2019.

Notes to Editors:
IHG® (InterContinental Hotels Group) [LON:IHG, NYSE:IHG (ADRs)] is a global organisation with a broad portfolio of hotel brands, including Six Senses Hotels Resorts Spas, Regent Hotels & Resorts, InterContinental® Hotels & Resorts, Kimpton® Hotels & Restaurants, Hotel Indigo®, EVEN® Hotels, HUALUXE® Hotels and Resorts, Crowne Plaza® Hotels & Resorts, voco™, Holiday Inn®, Holiday Inn Express®, Holiday Inn Club Vacations®, Holiday Inn Resort®, avid™ hotels, Staybridge Suites®, Atwell Suites™,and Candlewood Suites®.

IHG franchises, leases, manages or owns more than 5,700 hotels and nearly 856,000 guest rooms in more than 100 countries, with over 1,900 hotels in its development pipeline. IHG also manages IHG® Rewards Club, our global loyalty programme, which has more than 100 million enrolled members.

InterContinental Hotels Group PLC is the Group’s holding company and is incorporated in Great Britain and registered in England and Wales. More than 400,000 people work across IHG’s hotels and corporate offices globally.

Visit www.ihg.com for hotel information and reservations and www.ihgrewardsclub.com for more on IHG Rewards Club. For our latest news, visit: www.ihgplc.com/media and follow us on social media at: https://twitter.com/ihgcorporate, www.facebook.com/ihgcorporateand www.linkedin.com/company/intercontinental-hotels-group.

Cautionary note regarding forward-looking statements:
This announcement contains certain forward-looking statements as defined under United States law (Section 21E of the Securities Exchange Act of 1934) and otherwise. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as ‘anticipate’, ‘target’, ‘expect’, ‘estimate’, ‘intend’, ‘plan’, ‘goal’, ‘believe’ or other words of similar meaning. These statements are based on assumptions and assessments made by InterContinental Hotels Group PLC’s management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate. By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty. There are a number of factors that could cause actual results and developments to differ materially from those expressed in or implied by, such forward-looking statements. The main factors that could affect the business and the financial results are described in the ‘Risk Factors’ section in the current InterContinental Hotels Group PLC’s Annual report and Form 20-F filed with the United States Securities and Exchange Commission.

INTERIM MANAGEMENT REPORT

This Interim Management Report discusses the performance of InterContinental Hotels Group PLC (the Group or IHG) for the six months ended 30 June 2019. The 2018 comparatives have been restated to reflect the adoption of IFRS 16 ‘Leases'.

GROUP

	6 months ended 30 June
Group results		2018
	2019	Restated	%
	$m	$m	change
Revenuea

Americas	520	514	1.2
EMEAA	338	233	45.1
Greater China	66	69	(4.3)
Central	88	84	4.8
	____	____	____
Revenue from reportable segments	1,012	900	12.4

System Fund revenues	675	618	9.2
Reimbursement of costs	593	595	(0.3)
	____	____	____
Total revenue	2,280	2,113	7.9
	____	____	____
Operating profita

Americas	344	334	3.0
EMEAA	88	95	(7.4)
Greater China	36	32	12.5
Central	(58)	(48)	(20.8)
	____	____	____
Operating profit from reportable segments	410	413	(0.7)
System Fund result	47	(12)	491.7
	____	____	____
Operating profit before exceptional items	457	401	14.0
Exceptional items	(15)	(53)	71.7
	____	____	____
Operating profit	442	348	27.0
Net financial expenses	(67)	(47)	(42.6)
	____	____	____
Profit before tax	375	301	24.6
	____	____	____

Earnings per ordinary share
Basic	167.2¢	122.6¢	36.4
Adjusted	143.2¢	145.3¢	(1.4)

Average US dollar to sterling exchange rate	$1 : £0.77	$1 : £0.73	5.5

During the six months ended 30 June 2019, total revenue increased by $167m (7.9%) to $2,280m and operating profit increased by $94m (27.0%) to $442m due to the System Fund moving from a $12m in-year deficit to a $47m in-year surplus and a $38m decrease in exceptional costs.

Revenue from reportable segmentsa increased by $112m (12.4%) to $1,012m and operating profit from reportable segmentsa decreased by $3m (0.7%) to $410m. Underlyingb Group revenue and underlyingb Group operating profit increased by $118m (13.2%) and $8m (2.0%) respectively.

Basic earnings per ordinary share increased by 36.4% to 167.2¢, whilst adjusted earnings per ordinary share decreased by 1.4% to 143.2¢.

a Americas, EMEAA and Greater China include revenue and operating profit before exceptional items from both fee business and owned, leased and managed lease hotels.

b Underlying revenue and underlying operating profit both exclude System Fund revenue and expenses, reimbursement of costs, the impact of owned asset disposals, significant liquidated damages, current year acquisitions, all translated at constant currency using prior year exchange rates. Underlying operating profit excludes the impact of exceptional items. The presentation of these performance measures allows a better understanding of comparable year-on-year trading and enables an assessment of the underlying trends in the Group’s financial performance.

	Hotels		Rooms
Global hotel and room count		Change over		Change over
	2019 30 June	2018 31 December	2019 30 June	2018 31 December
Analysed by brand
Six Senses	18	18	1,448	1,448
Regent	6	-	2,003	(2)
InterContinental	205	1	69,436	155
Kimpton	69	3	13,470	555
HUALUXE	9	1	2,632	297
Crowne Plaza	426	(3)	119,494	(674)
voco	5	3	1,252	721
Hotel Indigo	109	7	13,310	561
EVEN Hotels	10	-	1,551	-
Holiday Inn1	1,269	18	236,507	2,655
Holiday Inn Express	2,776	50	286,486	6,970
avid hotels	3	2	261	174
Staybridge Suites	292	16	31,816	1,599
Candlewood Suites	401	5	37,578	368
Other	125	(1)	38,671	4,547
	____	____	______	_____
Total	5,723	120	855,915	19,374
	____	____	______	_____
Analysed by ownership type
Franchised	4,715	100	594,165	17,186
Managed	982	17	255,413	1,847
Owned, leased and managed lease	26	3	6,337	341
	____	____	______	_____
Total	5,723	120	855,915	19,374
	____	____	______	_____

                  1Includes 45 Holiday Inn Resort properties (11,388 rooms) and 27 Holiday Inn Club Vacations properties (7,927 rooms)

             (2018: 46 Holiday Inn Resort properties (11,644 rooms) and 26 Holiday Inn Club Vacations properties (7,676 rooms)).

	Hotels		Rooms
Global pipeline		Change over		Change over
	2019 30 June	2018 31 December	2019 30 June	2018 31 December
Analysed by brand
Six Senses	19	19	1,466	1,466
Regent	5	2	944	430
InterContinental	61	1	15,976	181
Kimpton	30	3	5,294	820
HUALUXE	21	-	6,051	(48)
Crowne Plaza	89	10	25,225	3,091
voco	10	2	1,898	388
Hotel Indigo	103	11	15,268	2,190
EVEN Hotels	23	5	4,112	928
Holiday Inn1	282	(6)	55,378	(273)
Holiday Inn Express	790	6	99,452	1,028
avid hotels	195	24	18,049	2,238
Staybridge Suites	185	3	21,239	390
Candlewood Suites	94	(8)	8,457	(664)
Other	18	(6)	3,036	(1,268)
	____	____	______	_____
Total	1,925	66	281,845	10,897
	____	____	______	_____
Analysed by ownership type
Franchised	1,417	19	165,440	4,097
Managed	507	47	116,250	6,800
Owned, leased and managed lease	1	-	155	-
	____	____	______	_____
Total	1,925	66	281,845	10,897
	____	____	______	_____

1Includes 21 Holiday Inn Resort properties (5,309 rooms) (2018: 17 Holiday Inn Resort properties (4,658 rooms)).

THE AMERICAS

	6 months ended 30 June
Americas Results		2018
	2019	Restated	%
	$m	$m	change
Revenue from the reportable segmenta
Fee business	418	413	1.2
Owned, leased and managed lease	102	101	1.0
	____	____	____
Total	520	514	1.2
	____	____	____
Operating profit from the reportable segmenta
Fee business	323	312	3.5
Owned, leased and managed lease	21	22	(4.5)
	____	____	____
	344	334	3.0
Exceptional items	(2)	(15)	86.7
	____	____	____
Operating profit	342	319	7.2
	____	____	____

Americas Comparable RevPAR movement on previous year	6 months ended 30 June 2019
Fee business
InterContinental	1.8%
Kimpton	3.8%
Crowne Plaza	(1.3)%
Hotel Indigo	1.5%
EVEN Hotels	(2.2)%
Holiday Inn	(0.9)%
Holiday Inn Express	0.1%
Staybridge Suites	0.6%
Candlewood Suites	(1.1)%
All brands	0.0%

Owned, leased and managed lease
InterContinental	8.3%
EVEN Hotels	0.1%
Holiday Inn	5.6%
All brands	5.6%
Revenue from the reportable segmenta increased by $6m (1.2%) to $520m, whilst operating profit increased by $23m (7.2%) to $342m. Operating profit from the reportable segmenta increased by $10m (3.0%) to $344m. On an underlyingb basis, revenue increased by $8m (1.6%), whilst operating profit increased by $12m (3.6%).

Revenue and operating profit from the reportable segmenta are further analysed by fee business and owned, leased and managed lease hotels.

Fee business revenue increased by $5m (1.2%) to $418m and operating profit increased by $11m (3.5%) to $323m, partly impacted by adverse foreign exchangec (revenue $1m, and operating profit $2m), as net rooms growth and higher levels of termination fees more than offset the net negative impact of previously flagged profit items, including equity investment income, a payroll tax credit and legal costs.

Owned, leased and managed lease revenue increased by $1m (1.0%) to $102m, partly impacted by adverse foreign exchangec ($1m), whilst operating profit decreased by $1m (4.5%) to $21m, with no impact from foreign exchangec, due to renovations at one hotel.

a Americas reportable segment includes revenue and operating profit before exceptional items, excluding System Fund revenue and expenses and reimbursement of costs, for both fee business and owned, leased and managed lease hotels.

b Underlying revenue and underlying operating profit both exclude System Fund revenue and expenses, reimbursement of costs, the impact of owned asset disposals, significant liquidated damages, current year acquisitions, all translated at constant currency using prior year exchange rates. Underlying operating profit excludes the impact of exceptional items. The presentation of these performance measures allows a better understanding of comparable year-on-year trading and enables an assessment of the underlying trends in the Group’s financial performance.

c The impact of movements between the previous year’s average exchange rates and actual average rates in 2019.

Americas hotel and room count		Hotels		Rooms
	2019 30 June	Change over 2018 31 December	2019 30 June	Change over 2018 31 December
Analysed by brand
InterContinental	51	-	17,893	140
Kimpton	64	-	12,421	114
Crowne Plaza	151	(5)	40,456	(1,043)
Hotel Indigo	60	3	7,786	291
EVEN Hotels	10	-	1,551	-
Holiday Inn1	782	8	134,949	457
Holiday Inn Express	2,312	23	209,223	2,603
avid hotels	3	2	261	174
Staybridge Suites	275	14	29,427	1,395
Candlewood Suites	401	5	37,578	368
Other	102	-	23,164	81
	____	____	______	_____
Total	4,211	50	514,709	4,580
	____	____	______	_____
Analysed by ownership type
Franchised	3,909	56	455,159	5,057
Managed	295	(6)	57,327	(477)
Owned, leased and managed lease	7	-	2,223	-
	____	____	______	_____
Total	4,211	50	514,709	4,580
	____	____	______	_____

1Includes 22 Holiday Inn Resort properties (6,003 rooms) and 27 Holiday Inn Club Vacations (7,927 rooms)

  (2018: 23 Holiday Inn Resort properties (6,188 rooms) and 26 Holiday Inn Club Vacations (7,676 rooms)).

	Hotels		Rooms
Americas pipeline		Change over		Change over
	2019 30 June	2018 31 December	2019 30 June	2018 31 December
Analysed by brand
Six Senses	5	5	462	462
InterContinental	5	(1)	1,158	(319)
Kimpton	18	2	2,557	222
Crowne Plaza	5	(1)	1,113	(150)
Hotel Indigo	38	3	5,248	725
EVEN Hotels	11	1	1,441	145
Holiday Inn1	106	(20)	13,593	(2,459)
Holiday Inn Express	485	(14)	46,412	(1,208)
avid hotels	194	23	17,834	2,023
Staybridge Suites	166	3	17,221	319
Candlewood Suites	94	(8)	8,457	(664)
Other	18	(4)	3,034	(848)
	____	____	______	_____
Total	1,145	(11)	118,530	(1,752)
	____	____	______	_____
Analysed by ownership type
Franchised	1,099	(16)	111,663	(1,994)
Managed	46	5	6,867	242
	____	____	______	_____
Total	1,145	(11)	118,530	(1,752)
	____	____	______	_____

1Includes one Holiday Inn Resort property (165 rooms) (2018: one Holiday Inn Resort property (165 rooms)).

EMEAA

	6 months ended 30 June

EMEAA results		2018
	2019	Restated	%
	$m	$m	change
Revenue from the reportable segmenta
Fee business	158	153	3.3
Owned, leased and managed lease	180	80	125.0
	____	____	____
Total	338	233	45.1
	____	____	____
Operating profit from the reportable segmenta
Fee business	93	95	(2.1)
Owned, leased and managed lease	(5)	-	-
	____	____	____
	88	95	(7.4)
Exceptional items	(2)	(5)	60.0
	____	____	____
Operating profit	86	90	(4.4)
	____	____	____

EMEAA comparable RevPAR movement on previous year	6 months ended 30 June 2019

Fee business
InterContinental	1.1%
Crowne Plaza	(1.1)%
Hotel Indigo	1.9%
Holiday Inn	(0.8)%
Holiday Inn Express	2.3%
Staybridge Suites	1.8%
All brands	0.2%

Owned, leased and managed lease
InterContinental	1.2%
Holiday Inn	2.4%
All brands	1.4%

Revenue from the reportable segmenta increased by $105m (45.1%) to $338m due to the addition of a portfolio of hotels in the UK in July 2018, whilst operating profit decreased by $4m (4.4%) to $86m, due to the seasonality of profit delivery from the UK portfolio. Operating profit from the reportable segmenta decreased by $7m (7.4%) to $88m.

Revenue and operating profit from the reportable segmenta are further analysed by fee business and owned, leased and managed lease hotels.

Fee business revenue increased by $5m (3.3%) to $158m, whilst operating profit decreased by $2m (2.1%) to $93m, partly impacted by adverse foreign exchangeb (revenue $8m, and operating profit $5m).

Owned, leased and managed lease revenue increased by $100m (125.0%) to $180m, partly impacted by adverse foreign exchangeb ($9m), whilst operating profit decreased by $5m, partly benefiting from the impact of foreign exchangeb ($1m). Both revenue and operating profit include the impact of the UK portfolio transaction.

a EMEAA reportable segment includes revenue and operating profit before exceptional items, excluding System Fund revenue and expenses and reimbursement of costs, for both fee business and owned, leased and managed lease hotels.

b The impact of movements between the previous year’s average exchange rates and actual average rates in 2019.

	Hotels		Rooms
EMEAA hotel and room count		Change over		Change over
	2019 30 June	2018 31 December	2019 30 June	2018 31 December
Analysed by brand
Six Senses	17	17	1,326	1,326
Regent	3	-	771	2
InterContinental	108	2	32,657	358
Kimpton	4	2	920	312
Crowne Plaza	182	-	46,001	(258)
voco	5	3	1,252	721
Hotel Indigo	39	4	4,019	271
Holiday Inn1	388	3	72,054	701
Holiday Inn Express	313	9	44,778	1,046
Staybridge Suites	17	2	2,389	204
Other	14	(3)	8,851	(764)
	____	____	______	_____
Total	1,090	39	215,018	3,919
	____	____	______	_____
Analysed by ownership type
Franchised	747	21	120,993	2,871
Managed	324	15	89,911	707
Owned, leased and managed lease	19	3	4,114	341
	____	____	______	_____
Total	1,090	39	215,018	3,919
	____	____	______	_____

1Includes 16 Holiday Inn Resort properties (3,390 rooms) (2018: 16 Holiday Inn Resort properties (3,381 rooms)).

	Hotels		Rooms
EMEAA pipeline		Change over		Change over
	2019 30 June	2018 31 December	2019 30 June	2018 31 December
Analysed by brand
Six Senses	12	12	875	875
Regent	4	1	664	150
InterContinental	30	1	7,130	211
Kimpton	7	-	1,240	-
Crowne Plaza	37	3	9,824	808
voco	10	2	1,898	388
Hotel Indigo	42	2	6,247	486
EVEN Hotels	1	-	200	-
Holiday Inn1	118	12	26,548	2,209
Holiday Inn Express	112	(2)	19,156	2
avid hotels	1	1	215	215
Staybridge Suites	19	-	4,018	71
Other	-	(1)	2	(141)
	____	____	______	_____
Total	393	31	78,017	5,274
	____	____	______	_____
Analysed by ownership type
Franchised	164	5	27,122	1,441
Managed	228	26	50,740	3,833
Owned, leased and managed lease	1	-	155	-
	____	____	______	_____
Total	393	31	78,017	5,274
	____	____	______	_____

1Includes 13 Holiday Inn Resort properties (2,921 rooms) (2018: 10 Holiday Inn Resort properties (2,365 rooms)).

GREATER CHINA

	6 months ended 30 June
Greater China results		2018
	2019	Restated	%
	$m	$m	change
Revenue from the reportable segmenta
Fee business	66	69	(4.3)
	____	____	____
Total	66	69	(4.3)
	____	____	____
Operating profit from the reportable segmenta
Fee business	36	32	12.5
	____	____	____
	36	32	12.5
Exceptional items	-	-	-
	____	____	____
	36	32	12.5
Operating profit	____	____	____

Greater China comparable RevPAR movement on previous year	6 months ended 30 June 2019

Fee business
InterContinental	1.4%
HUALUXE	6.5%
Crowne Plaza	(2.2)%
Hotel Indigo	(2.6)%
Holiday Inn	(0.5)%
Holiday Inn Express	0.5%
All brands	(0.3)%

Revenue from the reportable segmenta decreased by $3m (4.3%) to $66m, whilst both operating profit and operating profit from the reportable segment increased by $4m (12.5%) to $36m, all partly impacted by adverse foreign exchangeb (revenue $4m, and operating profit $1m) and impacted by a reduction in significant liquidated damages recorded (2019: $nil, 2018: $4m). On an underlyingc basis, revenue increased by $5m (7.7%) and operating profit increased by $9m (32.1%), driven by 18% net system size growth and cost phasing benefiting the first half.

a Greater China reportable segment includes revenue and operating profit before exceptional items, excluding System Fund revenue and expenses and reimbursement of costs, for both fee business and owned, leased and managed lease hotels.

b The impact of movements between the previous year’s average exchange rates and actual average rates in 2019.

c Underlying revenue and underlying operating profit both exclude System Fund revenue and expenses, reimbursement of costs, the impact of owned asset disposals, significant liquidated damages, current year acquisitions, all translated at constant currency using prior year exchange rates. Underlying operating profit excludes the impact of exceptional items. The presentation of these performance measures allows a better understanding of comparable year-on-year trading and enables an assessment of the underlying trends in the Group’s financial performance.

	Hotels		Rooms
Greater China hotel and room count	2019	Change over 2018	2019	Change over 2018
	30 June	31 December	30 June	31 December
Analysed by brand
Six Senses	1	1	122	122
Regent	3	-	1,232	(4)
InterContinental	46	(1)	18,886	(343)
Kimpton	1	1	129	129
HUALUXE	9	1	2,632	297
Crowne Plaza	93	2	33,037	627
Hotel Indigo	10	-	1,505	(1)
Holiday Inn1	99	7	29,504	1,497
Holiday Inn Express	151	18	32,485	3,321
Other	9	2	6,656	5,230
	____	____	______	_____
Total	422	31	126,188	10,875
	____	____	______	_____
Analysed by ownership type
Franchised	59	23	18,013	9,258
Managed	363	8	108,175	1,617
	____	____	______	_____
Total	422	31	126,188	10,875
	____	____	______	_____

1Includes seven Holiday Inn Resort properties (1,995 rooms) (2018: seven Holiday Inn Resort properties (2,075 rooms))

	Hotels		Rooms
Greater China pipeline	2019	Change over 2018	2019	Change over 2018
	30 June	31 December	30 June	31 December
Analysed by brand
Six Senses	2	2	129	129
Regent	1	1	280	280
InterContinental	26	1	7,688	289
Kimpton	5	1	1,497	598
HUALUXE	21	-	6,051	(48)
Crowne Plaza	47	8	14,288	2,433
Hotel Indigo	23	6	3,773	979
EVEN Hotels	11	4	2,471	783
Holiday Inn1	58	2	15,237	(23)
Holiday Inn Express	193	22	33,884	2,234
Other	-	(1)	-	(279)
	____	____	______	_____
Total	387	46	85,298	7,375
	____	____	______	_____
Analysed by ownership type
Franchised	154	30	26,655	4,650
Managed	233	16	58,643	2,725
	____	____	______	_____
Total	387	46	85,298	7,375
	____	____	______	_____

1Includes seven Holiday Inn Resort properties (2,223 rooms) (2018: six Holiday Inn Resort properties (2,128 rooms))

CENTRAL

	6 months ended 30 June
		2018
	2019	Restated	%
Central results	$m	$m	change

Revenue	88	84	4.8
Gross costs	(146)	(132)	(10.6)
	____	____	____
	(58)	(48)	(20.8)
Exceptional items	(11)	(33)	66.7
	____	____	____
Operating loss	(69)	(81)	14.8
	____	____	____

The net operating loss decreased by $12m (14.8%) compared to 2018. Central revenue, which mainly comprises technology fee income, increased by $4m (4.8%) to $88m (an increase of $6m (7.1%) at constant currencya), driven by increases in IHG System size in the first half of 2019. Gross costs increased by $14m (10.6%) compared to 2018 (an increase of $17m (12.9%) at constant currency), as central overheads include the reinvestment of a substantial portion of growth investment funded by savings elsewhere in the business. Net operating loss before exceptional items increased by $10m (20.8%) to $58m (an $11m or 22.9% increase to $59m at constant currency).

OTHER FINANCIAL INFORMATION

System Fund

During the six months ended 30 June 2019, System Fund revenue increased by 9.2% from $618m to $675m. The key drivers for this are an underlying growth in assessment fees reflecting System size growth, increased revenue relating to the sales of points to third parties and favourable adjustments due to changes in breakage estimates.

The Group operates a System Fund to collect and administer cash assessments from hotel owners for the specific purpose of use in marketing, the guest reservation systems and hotel loyalty programme. The Fund also receives proceeds from the sale of loyalty points under third-party co-branding arrangements. The Fund is not managed to generate a profit or loss for IHG, although an in-year surplus or deficit can arise, but is managed for the benefit of hotels in the IHG System with the objective of driving revenues for the hotels.

Reimbursement of costs

During the six months ended 30 June 2019, reimbursable revenue decreased 0.3% from $595m to $593m.

Cost reimbursements revenue represents reimbursements of costs incurred on behalf of managed and franchised properties and relates, predominantly, to payroll costs at managed properties where we are the employer. As we record cost reimbursements based upon costs incurred with no added mark up, this revenue and related expenses has no impact on either our operating profit or net income.

Exceptional items

Pre-tax exceptional items totalled a net charge of $15m (2018: $53m charge) and includes $10m relating to reorganisation costs (see below) and $5m of acquisition and integration costs primarily due to the Six Senses acquisition.

Reorganisation costs

In September 2017, the Group launched a comprehensive efficiency programme which will fund a series of new strategic initiatives to drive an acceleration in IHG’s future growth. The programme is centred around strengthening the Group’s organisational structure to redeploy resources to leverage scale in the highest opportunity markets and segments. The programme is expected to be completed in 2019. Included in the $10m cost are consultancy fees of $5m and severance costs of $3m. An additional $13m has been charged to the System Fund.

a The impact of movements between the previous year’s average exchange rates and actual average rates in 2019.

Net financial expenses

Net financial expenses increased by $20m to $67m for the six months ended 30 June 2019. The increase of $20m primarily reflects the interest on the €500m bond issued in November 2018 and the unwind of $10m interest on the deferred and contingent consideration relating to the acquisitions of Regent and the UK portfolio completed in 2018.

Taxation

The tax charge on profit before tax, excluding the impact of exceptional items and System Fund, has been calculated using an interim effective tax rate of 21%. Excluding the effect of prior-year items, the equivalent effective tax rate would be approximately 25%. This rate is higher than the average UK statutory rate for the year of 19% due mainly to certain overseas profits (particularly in the US) being subject to statutory rates higher than the UK statutory rate, unrelieved foreign taxes and disallowable expenses.

Taxation within exceptional items totalled a credit of $3m representing tax impacts on the accounting exceptional items.

Net tax paid in the six months ended 30 June 2019 totalled $67m.

Dividends

The Board has proposed an interim dividend per ordinary share of 39.9¢, representing growth of 10% on the 2018 interim dividend.

Capital structure and liquidity management

During the six months ended 30 June 2019, $194m of cash was generated from operating activities (2018: $306m). Net cash outflows from investing activities totalled $378m (2018: $105m) including $299m relating to acquisitions. Net cash used in financing activities totalled $299m (2018: $86m) including the $510m special dividend paid.

Net debt at 30 June 2019 was $2,847m ($1,965m at 31 December 2018) and included $697m in respect of lease liabilities ($670m at 31 December 2018).

The Group had net liabilities of $1,424m at 30 June 2019 ($1,131m at 31 December 2018) reflecting that its internally generated brands are not recorded on the balance sheet, in accordance with accounting standards.

USE OF NON-GAAP MEASURES

In addition to performance measures directly observable in the Interim Financial Statements (IFRS measures), additional measures (described as Non-GAAP) are presented that are used internally by management as key measures to assess performance. Non-GAAP measures are either not defined under IFRS or are adjusted IFRS figures and should be viewed as complementary to, and not as a substitute for, the measures prescribed by GAAP.

Further information can be found on page 36 of the IHG Annual Report and Form 20-F 2018 (which is available at www.ihgplc.com).

Total gross revenue in IHG’s System

Total gross revenue provides a measure of the overall strength of the Group’s brands. It comprises total rooms revenue from franchised hotels and total hotel revenue from managed, owned, leased and managed lease hotels. Other than owned, leased and managed lease hotels, total gross revenue is not revenue attributable to IHG as it is derived from hotels owned by third parties.

Revenue and operating profit measures

In each of the following measures, System Fund results are excluded as the System Fund is not managed to a profit or loss for IHG, although an in-year surplus or deficit can arise. Revenues related to the reimbursement of costs, and the related costs, are excluded as operating profit is unaffected and an increase in these does not indicate growth for the business. Exceptional items are also excluded as they can be significantly skewed by one off events, for example reorganisation costs.

Operating profit measures are, by their nature, before interest and tax. A pre-interest and pre-tax measure excludes the impact of the Group’s financing and external factors such as legislative changes, respectively. A pre-interest and pre-tax measure is considered more reflective of the Group’s success in executing against its strategy.

Revenue from reportable segments and operating profit from reportable segments – comprises the Group’s fee business and owned, leased and managed lease hotels.

Underlying revenue and underlying operating profit – adjusts the above to exclude the impact of owned asset disposals, significant liquidated damages, current year acquisitions, all translated at constant currency using prior year exchange rates. The presentation of these performance measures allows a better understanding of comparable year-on-year trading and enables an assessment of the underlying trends in the Group’s financial performance.

Underlying fee revenue and fee margin – further analyses the above for the Group’s fee business only, reflecting the Group’s core fee-based business model. Underlying fee revenue is at constant currency using prior year exchange rates, fee margin is at actual exchange rates.

Underlying interest

This measure includes the interest payable to the System Fund on the outstanding cash balance relating to the IHG Rewards Club programme. In addition, the Group’s financial expenses are presented net of System Fund capitalised interest, this interest is related to the assets attributable to the System Fund. These are adjusted as the System Fund is not managed to a profit or loss for IHG therefore removing these provides a better view of the Group’s underlying interest expense.

Adjusted earnings per ordinary share, Underlying earnings per ordinary share

Adjusted earnings per ordinary share excludes System Fund revenue and expenses, any interest and tax relating to the System Fund, exceptional items, and their related tax impacts. Adjusted earnings per ordinary share provides a per share measure that is not skewed by the result of the System Fund or exceptional items.

Underlying earnings per ordinary share is calculated by dividing underlying profit for the period available for IHG equity holders by the weighted average number of ordinary shares in issue during the period, excluding investment in own shares. The presentation of underlying earnings per ordinary share allows a better understanding of comparable year-on-year trading and thereby allows an assessment of the underlying trends in the Group’s financial performance.

Net debt, Net capital expenditure, Free cash flow

Net debt is used in the monitoring of the Group’s liquidity and capital structure, and is used to calculate the key ratios attached to the Group’s bank covenants. Net debt comprises loans and other borrowings, derivatives hedging debt values, less cash and cash equivalents.

Net capital expenditure is defined as cash flow from investing activities less contract acquisition costs, excluding the acquisition of businesses net of cash acquired, tax paid on disposals and adjusted for System Fund depreciation and amortisation (recovery of previous System Fund capital expenditure). For internal management reporting, capital expenditure is reported as either maintenance, recyclable, or System Fund. The disaggregation of net capital expenditure provides useful information as it enables users to distinguish between System Fund capital investments and recyclable investments (such as investments in associates and joint ventures), which are intended to be recoverable in the medium term, compared with maintenance capital expenditure (including key money paid), which represents a permanent cash outflow.

Free cash flow is defined as cash flow from operating activities (after interest and tax paid) and excluding contract acquisition costs net of repayments, less purchase of shares by employee share trusts and maintenance capital expenditure (including key money paid). Free cash flow is a useful measure for investors, as it represents the cash available to invest back into the business to drive growth, pay the ordinary dividend, with any surplus being available for additional returns to shareholders.

These measures have limitations as they omit certain components of the overall cash flow statement. They are not intended to represent IHG’s residual cash flow available for discretionary expenditures, nor do they reflect our future capital commitments. These measures are used by many companies, but there can be differences in how each company defines the terms, limiting their usefulness as a comparative measure. Therefore, it is important to view these measures only as a complement to the Group statement of cash flows.

Underlying revenue and underlying operating profit Non-GAAP reconciliations

The following tables:

●
Reconcile the GAAP measures included in the Interim Financial Statements to Group underlying revenue and underlying operating profit;
●
Show underlying revenue and underlying operating profit on both an actual and constant currency basisa;
●
Reconcile segmental underlying revenue and underlying operating profit to Group underlying revenue and operating profit; and
●
Show underlying Group fee revenue and Group fee margin both on an actual and constant currency basisa.

Highlights for the six months ended 30 June 2019

	Revenue			Operating profit
					2018
	2019	2018	%	2019	Restated	%
	$m	$m	change	$m	$m	change

Per Group income statement	2,280	2,113	7.9	442	348	27.0
Significant liquidated damages	(4)	(7)	42.9	(4)	(7)	42.9
Exceptional items Acquisitions of businesses	- (22)	- -	- -	15 2	53 -	(71.7) -
System Fund	(675)	(618)	(9.2)	(47)	12	(491.7)
Reimbursement of costs	(593)	(595)	0.3	-	-	-
	_____	_____	_____	_____	_____	_____
Underlying at actual exchange rates	986	893	10.4	408	406	0.5
	_____	_____	_____	_____	_____	_____

a IHG’s method for calculating the constant currency amounts of entities reporting in currencies other than US dollars is to translate the current period results into US dollars using the prior period’s exchange rate. For example, if a UK entity generated revenue of £100m in 2019 and 2018, the Interim Financial Statements would report revenue of $130m in 2019 and $137m in 2018, using the respective average exchange rates for the year of $1=£0.77 and $1=£0.73. For constant currency reporting, 2019 revenue would be translated at $1=£0.73 giving a US dollar value of $137m, thereby showing that underlying revenue was flat year-on-year. An exception to this approach is made for currencies experiencing high volatility in order to remove the distorting effect on underlying results where the average daily rate broadly keeps pace with inflation. In 2019 and 2018 this exception has been applied to fees earned from hotels in Venezuela.

	At actual exchange rates			At constant currency
	2019	2018	%	2019	2018	%
	$m	$m	change	$m	$m	change
Underlying revenue
Americas	520	514	1.2	522	514	1.6
EMEAA	312	230	35.7	329	230	43.0
Greater China	66	65	1.5	70	65	7.7
Central	88	84	4.8	90	84	7.1
	_____	_____	_____	_____	_____	_____
Underlying Group revenue	986	893	10.4	1,011	893	13.2
Owned, leased and managed lease revenue included above	(267)	(181)	(47.5)	(277)	(181)	(53.0)
	_____	_____	_____	_____	_____	_____
Underlying Group fee revenue	719	712	1.0	734	712	3.1
	_____	_____	_____	_____	_____	_____

	At actual exchange rates			At constant currency
		2018			2018
	2019	Restated	%	2019	Restated	%
	$m	$m	change	$m	$m	change

Underlying operating profit
Americas	344	334	3.0	346	334	3.6
EMEAA	86	92	(6.5)	90	92	(2.2)
Greater China	36	28	28.6	37	28	32.1
Central	(58)	(48)	(20.8)	(59)	(48)	(22.9)
	_____	_____	_____	_____	_____	_____
Underlying Group operating profit	408	406	0.5	414	406	2.0
Owned, leased and managed lease operating profit included above	(17)	(22)	22.7	(16)	(22)	27.3
	_____	_____	_____	_____	_____	_____
Underlying Group fee profit	391	384	1.8	398	384	3.6
	_____	_____	_____	_____	_____	_____
Group fee margin	54.4%	53.9%	0.5ppts	54.2%	53.9%	0.3ppts
	_____	_____	_____	_____	_____	_____

Underlying earnings per share

The following table reconciles basic earnings per ordinary share to underlying earnings per share:

	6 months ended 30 June
		2018
	2019	Restated
	$m	$m

Basic earnings per ordinary share

Profit available for equity holders	306	233
Basic weighted average number of ordinary shares (millions)	183	190

Basic earnings per ordinary share (cents)	167.2	122.6
	_____	_____
Underlying earnings per ordinary share
Profit available for equity holders	306	233
Adjusted for:
Significant liquidated damages	(4)	(7)
Tax on significant liquidated damages	1	2
System Fund revenue and expenses	(47)	12
Interest attributable to the System Fund	(9)	(9)
Exceptional items before tax	15	53
Tax on exceptional items Acquisition of businesses after tax	(3) 2	(13) -
Currency effect	6	-
	_____	_____
Underlying profit available for equity holders	267	271
	_____	_____

Underlying earnings per ordinary share (cents)	145.8	142.6
	_____	_____

Net capital expenditure
The following table reconciles net cash from investing activities to net capital expenditure:

	6 months ended 30 June
		2018
	2019	Restated
	$m	$m

Net cash from investing activities	(378)	(105)
Adjusted for:
Contract acquisition costs	(17)	(25)
System Fund depreciation and amortisation Acquisition of businesses, net of cash acquired	25 299	18 -
	_____	_____
Net capital expenditure	(71)	(112)

Add back: Disposal receipts	(5)	(2)
System Fund depreciation and amortisation	(25)	(18)
	_____	_____
Gross capital expenditure	(101)	(132)
	_____	_____
Analysed as:
Capital expenditure: maintenance and key money	(45)	(50)
Capital expenditure: recyclable investments	(14)	(32)
Capital expenditure: System Fund investments	(42)	(50)
	_____	_____
Gross capital expenditure	(101)	(132)
	_____	_____

Free cash flow

The following table reconciles net cash from operating activities to free cash flow:

	6 months ended 30 June
		2018
	2019	Restated
	$m	$m

Net cash from operating activities	194	306

Adjusted for:
Contract acquisition costs	17	25

Less:
Purchase of shares by employee share trusts	(3)	(3)
Capital expenditure: maintenance and key money Lease repayments	(45) (22)	(50) (17)
	_____	_____
Free cash flow	141	261
	_____	_____

Underlying interest

The following table reconciles net financial expenses to underlying interest:

	6 months ended 30 June

	2018
	2019	Restated
	$m	$m
Net financial expenses

Financial income	3	2
Financial expenses	(70)	(49)
	_____	_____
Net financial expenses	(67)	(47)
Adjusted for:
Interest payable on balances with the System Fund	(7)	(6)
Capitalised interest relating to System Fund assets	(2)	(3)
	_____	_____
Underlying interest	(76)	(56)
	_____	_____

RELATED PARTY TRANSACTIONS

There were no material related party transactions during the six months to 30 June 2019.

PRINCIPAL RISKS AND UNCERTAINTIES

The principal risks and uncertainties that could substantially affect IHG’s business and results in 2019 are set out on pages 26 to 30 of the IHG Annual Report and Form 20-F 2018 (the “Annual Report”). The nature and potential impact of those risks and uncertainties has not materially changed since the publication of the Annual Report, nor are any expected for the remaining half of the financial year. However, there may be unknown risks or risks currently believed to be inconsequential that emerge and could become material. The following summarises the risks and uncertainties set out in the Annual Report:

●
Threats to cybersecurity and information governance could impact IHG’s operations, leading to the loss of sensitive data that could impact IHG financially and reputationally;
●
Failure to deliver IHG’s preferred brands and loyalty programme could impact IHG’s competitive positioning, its growth ambitions and reputation with guests and owners;
●
Failure to effectively attract, develop and retain talent in key areas could impact IHG’s ability to achieve its growth ambitions and execute effectively;
●
Failure to ensure legal, regulatory and ethical compliance would impact IHG operationally and reputationally;
●
Failure to capitalise on innovation in booking technology, and maintain and enhance IHG’s functionality and resilience of its channel management and technology platforms could impact IHG’s revenues and growth ambitions;
●
Risks in IHG’s ongoing agenda to accelerate growth and strategic initiatives could include short-term disruption, reputational damage and longer-term breakdown of a commercial relationship;
●
The inability to realise value from IHG’s programme and project delivery could result in failure to improve commercial performance, financial loss and undermine stakeholder confidence;
●
Macro external factors, such as political, economic, environmental and societal could have a mass impact on our ability to perform and grow;
●
Failure to maintain an effective safety and security system and ability to respond appropriately in the event of disruption or incidents affecting our operations more broadly could result in reputational and / or financial damage, and undermine stakeholder confidence; and
●
A material breakdown in financial management and control systems could lead to increased public scrutiny, regulatory investigation and litigation.

These principal risks and uncertainties are supported by a broader description of risk factors set out on pages 182 to 186 of the Annual Report.

GOING CONCERN

An overview of the business activities of IHG, including a review of the key business risks that the Group faces, is given in this Interim Management Report. Information on the Group’s treasury management policies can be found in note 22 to the Group Financial Statements in the IHG Annual Report and Form 20-F 2018.

The Group has no significant debt maturities before 2022. At the end of June 2019, the Group was trading significantly within its banking covenants and debt facilities.

The Group’s fee-based model and wide geographic spread means that it is well placed to manage through uncertain times, and our forecasts and sensitivity projections, based on a range of reasonably possible changes in trading performance, show that the Group should be able to operate within the level of its current facilities.

The Directors are satisfied that the Group has sufficient resources to continue in operation for the foreseeable future, being a period of not less than 12 months from the date of this report. Accordingly, the financial statements continue to be prepared on going concern basis.

DIRECTORS’ RESPONSIBILITY STATEMENT

The Directors confirm that to the best of their knowledge:

●
The condensed set of Financial Statements has been prepared in accordance with IAS 34;
●
The Interim Management Report includes a fair review of the important events during the first six months, and their impact on the financial statements and a description of the principal risks and uncertainties for the remaining six months of the year, as required by DTR 4.2.7R; and
●
The Interim Management Report includes a fair review of related party transactions and changes therein, as required by DTR 4.2.8R.

On behalf of the Board

Keith Barr
Paul Edgecliffe-Johnson
Chief Executive Officer
Chief Financial Officer

6 August 2019
6 August 2019

INTERCONTINENTAL HOTELS GROUP PLC
GROUP INCOME STATEMENT
For the six months ended 30 June 2019

	2019 6 months ended 30 June $m	2018 6 months ended 30 June Restated* $m
Continuing operations

Revenue from fee business	730	719
Revenue from owned, leased and managed lease hotels	282	181
System Fund revenues	675	618
Reimbursement of costs	593	595
	____	____
Total revenue (notes 4 and 5)	2,280	2,113

Cost of sales	(391)	(298)
System Fund expenses	(628)	(630)
Reimbursed costs	(593)	(595)
Administrative expenses before exceptional items	(160)	(138)
Share of losses of associates and joint ventures	-	(3)
Other operating income	5	7
Depreciation and amortisation	(56)	(55)
	____	____
Operating profit before exceptional items (note 4)	457	401

Exceptional items (note 6)	(15)	(53)
	_____	_____
Operating profit (note 4)	442	348
Financial income	3	2
Financial expenses	(70)	(49)
	_____	_____
Profit before tax	375	301

Tax (note 7)	(69)	(68)
	_____	_____
Profit for the period from continuing operations	306	233
	_____	_____

Attributable to:
Equity holders of the parent	306	233
Non-controlling interest	-	-
	_____	_____
	306	233
	_____	_____

Earnings per ordinary share (note 8)
Continuing and total operations:
Basic	167.2¢	122.6¢
Diluted	166.3¢	122.0¢
Adjusted	143.2¢	145.3¢
Adjusted diluted	142.4¢	144.5¢
	_____	_____

* Restated for the adoption of IFRS 16 (see note 2).

INTERCONTINENTAL HOTELS GROUP PLC
GROUP STATEMENT OF COMPREHENSIVE INCOME
For the six months ended 30 June 2019

	2019 6 months ended 30 June $m	2018 6 months ended 30 June Restated* $m

Profit for the period	306	233

Other comprehensive income

Items that may be subsequently reclassified to profit or loss:
Gains on cash flow hedges, net of related tax charge of $2m (2018 $nil)	4	-
Costs of hedging	(2)	-
Hedging losses reclassified to financial expenses	4	-
Exchange gains on retranslation of foreign operations, including related tax credit of $1m (2018 $1m)	25	19
	_____	_____
	31	19
Items that will not be reclassified to profit or loss:
Gains/(losses) on equity instruments classified as fair value through other comprehensive income	6	(7)
Re-measurement (losses)/gains on defined benefit plans, net of related tax credit of $2m (2018 charge of $2m)	(6)	7
	_____	_____
Total other comprehensive income for the period	31	19
	_____	_____
Total comprehensive income for the period	337	252
	_____	_____
Attributable to:
Equity holders of the parent	337	251
Non-controlling interest	-	1
	_____	_____
	337	252
	_____	_____

* Restated for the adoption of IFRS 16 (see note 2).

INTERCONTINENTAL HOTELS GROUP PLC
GROUP STATEMENT OF CHANGES IN EQUITY
For the six months ended 30 June 2019

	6 months ended 30 June 2019
	Equity share capital	Other reserves*	Retained earnings	Non-controlling interest	Total equity
	$m	$m	$m	$m	$m
At beginning of the period (as previously reported)	146	(2,397)	1,166	8	(1,077)
Impact of adopting IFRS 16 (note 2)	-	1	(55)	-	(54)
	_____	_____	_____	_____	_____
At beginning of the period (restated)	146	(2,396)	1,111	8	(1,131)

Total comprehensive income for the period	-	37	300	-	337
Transfer of treasury shares to employee share trusts	-	(19)	19	-	-
Purchase of own shares by employee share trusts	-	(3)	-	-	(3)
Release of own shares by employee share trusts	-	23	(23)	-	-
Equity-settled share-based cost	-	-	20	-	20
Tax related to share schemes	-	-	3	-	3
Equity dividends paid	-	-	(649)	-	(649)
Transaction costs relating to shareholder returns	-	-	(1)	-	(1)
Exchange adjustments	(1)	1	-	-	-
	_____	_____	_____	_____	_____
At end of the period	145	(2,357)	780	8	(1,424)
	_____	_____	_____	_____	_____

	6 months ended 30 June 2018
	Equity share capital	Other reserves*	Retained earnings	Non-controlling interest	Total equity
	$m	$m	$m	$m	$m
At beginning of the period (as previously reported)	154	(2,431)	969	7	(1,301)
Impact of adopting IFRS 16 (note 2)	-	-	(53)	-	(53)
	_____	_____	_____	_____	_____
At beginning of period (restated)	154	(2,431)	916	7	(1,354)

Total comprehensive income for the period	-	11	240	1	252
Transfer of treasury shares to employee share trusts	-	(17)	17	-	-
Purchase of own shares by employee share trusts	-	(3)	-	-	(3)
Release of own shares by employee share trusts	-	24	(24)	-	-
Equity-settled share-based cost	-	-	19	-	19
Tax related to share schemes	-	-	2	-	2
Equity dividends paid	-	-	(130)	(1)	(131)
Exchange adjustments	(4)	4	-	-	-
	_____	______	_____	_____	_____
At end of the period	150	(2,412)	1,040	7	(1,215)
	_____	_____	_____	_____	_____

*	Other reserves comprise the capital redemption reserve, shares held by employee share trusts, other reserves, fair value reserve, cash flow hedging reserve and currency translation reserve.
All items above are shown net of tax.

INTERCONTINENTAL HOTELS GROUP PLC
GROUP STATEMENT OF FINANCIAL POSITION
30 June 2019

	2019 30 June	2018 31 December Restated*
	$m	$m
ASSETS
Property, plant and equipment	284	273
Right-of-use assets	540	513
Goodwill and other intangible assets	1,461	1,143
Investment in associates and joint ventures	105	104
Other financial assets	268	260
Derivative financial instruments	16	7
Tax receivable	40	31
Deferred tax assets	65	63
Contract costs	60	55
Contract assets	274	270
	_______	_______
Total non-current assets	3,113	2,719
	_______	_______
Inventories	6	5
Trade and other receivables	772	610
Tax receivable	33	27
Other financial assets	4	1
Derivative financial instruments	-	1
Cash and cash equivalents	188	704
Contract costs	5	5
Contract assets	21	20
	_______	_______
Total current assets	1,029	1,373
	_______	_____
Total assets (note 4)	4,142	4,092
	______	______
LIABILITIES
Loans and other borrowings	(58)	(104)
Lease liabilities	(63)	(55)
Trade and other payables	(494)	(616)
Deferred revenue	(607)	(572)
Provisions	(11)	(10)
Tax payable	(51)	(50)
	______	______
Total current liabilities	(1,284)	(1,407)
	______	______
Loans and other borrowings	(2,295)	(1,910)
Lease liabilities	(634)	(615)
Retirement benefit obligations	(98)	(91)
Trade and other payables	(148)	(125)
Deferred revenue	(949)	(934)
Provisions	(18)	(17)
Deferred tax liabilities	(140)	(124)
	______	_______
Total non-current liabilities	(4,282)	(3,816)
	______	_______
Total liabilities	(5,566)	(5,223)
	______	_______
Net liabilities	(1,424)	(1,131)
	______	_______
EQUITY
Equity share capital	145	146
Capital redemption reserve	10	10
Shares held by employee share trusts	(3)	(4)
Other reserves	(2,864)	(2,865)
Fair value reserve	53	47
Cash flow hedging reserve	2	(4)
Currency translation reserve	445	420
Retained earnings	780	1,111
	______	_______
IHG shareholders’ equity	(1,432)	(1,139)
Non-controlling interest	8	8
	_______	_______
Total equity	(1,424)	(1,131)
	______	______
* Restated for the adoption of IFRS 16 (see note 2).

INTERCONTINENTAL HOTELS GROUP PLC
GROUP STATEMENT OF CASH FLOWS
For the six months ended 30 June 2019

	2019 6 months ended 30 June	2018 6 months ended 30 June Restated*
	$m	$m

Profit for the period	306	233
Adjustments reconciling profit for the period to cash flow from operations before contract acquisition costs (note 11)	3	123
	_____	_____
Cash flow from operations before contract acquisition costs	309	356
Contract acquisition costs	(17)	(25)
	_____	_____
Cash flow from operations	292	331
Interest paid	(33)	(21)
Interest received	2	1
Tax paid on operating activities	(67)	(5)
	_____	_____
Net cash from operating activities	194	306
	_____	_____
Cash flow from investing activities
Purchase of property, plant and equipment	(31)	(16)
Purchase of intangible assets	(46)	(56)
Investment in associates and joint ventures	-	(1)
Investment in other financial assets	(5)	(31)
Acquisition of businesses, net of cash acquired (note 10)	(299)	-
Capitalised interest paid	(2)	(3)
Repayments of other financial assets	5	2
	_____	_____
Net cash from investing activities	(378)	(105)
	_____	_____
Cash flow from financing activities
Purchase of own shares by employee share trusts	(3)	(3)
Dividends paid to shareholders	(649)	(130)
Dividends paid to non-controlling interest	-	(1)
Transaction costs relating to shareholder returns	(1)	-
Lease repayments	(22)	(17)
Increase in other borrowings	376	65
	_____	_____
Net cash from financing activities	(299)	(86)
	_____	_____
Net movement in cash and cash equivalents, net of overdrafts, in the period	(483)	115

Cash and cash equivalents, net of overdrafts, at beginning of the period	600	58
Exchange rate effects	13	(13)
	_____	_____
Cash and cash equivalents, net of overdrafts, at end of the period	130	160
	_____	_____

* Restated for the adoption of IFRS 16 (see note 2).

INTERCONTINENTAL HOTELS GROUP PLC
NOTES TO THE INTERIM FINANCIAL STATEMENTS

1.	Basis of preparation

These condensed interim financial statements have been prepared in accordance with the Disclosure Guidance and Transparency Rules of the United Kingdom’s Financial Conduct Authority and IAS 34 ‘Interim Financial Reporting’. Other than the changes described in note 2 below, they have been prepared on a consistent basis using the same accounting policies and methods of computation set out in the InterContinental Hotels Group PLC (the Group or IHG) Annual Report and Form 20-F for the year ended 31 December 2018.

The Directors are satisfied that the Group has sufficient resources to continue in operation for the foreseeable future, being a period of not less than 12 months from the date of this report. Accordingly, the condensed interim financial statements have been prepared on a going concern basis.

These condensed interim financial statements are unaudited and do not constitute statutory accounts of the Group within the meaning of Section 435 of the Companies Act 2006. The auditors have carried out a review of the financial information in accordance with the guidance contained in ISRE 2410 (UK and Ireland) ‘Review of Interim Financial Information Performed by the Independent Auditor of the Entity’ issued by the Auditing Practices Board.

Other than line items which have been restated for IFRS 16, financial information for the year ended 31 December 2018 has been extracted from the Group’s published financial statements for that year which were prepared in accordance with IFRSs as adopted by the European Union and which have been filed with the Registrar of Companies. The auditor’s report on those financial statements was unqualified with no reference to matters to which the auditor drew attention by way of emphasis and no statement under s498(2) or s498(3) of the Companies Act 2006.

2.	Adoption of new accounting standards
IFRS 16 ‘Leases’

IFRS 16 supersedes IAS 17 and sets out the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to account for most leases under a single on-balance sheet model. The Group has a number of material property and equipment leases.

The Group has adopted IFRS 16 using the full retrospective method of adoption with the date of initial application being 1 January 2019. The Group elected to use the transition practical expedient allowing the standard to be applied only to contracts that were previously identified as leases applying IAS 17 at the date of initial application. The Group also elected to use the recognition exemptions for lease contracts that, at the commencement date, have a lease term of 12 months or less and do not contain a purchase option (‘short-term leases’), lease contracts for which the underlying asset is of low value (‘low-value assets’), and leases of intangible assets.

Before the adoption of IFRS 16, the Group classified each of its leases at the inception date as either a finance lease or an operating lease. A lease was classified as a finance lease if it transferred substantially all of the risks and rewards incidental to ownership of the leased asset to the Group; otherwise it was classified as an operating lease. Finance leases were capitalised at the commencement of the lease at the inception date fair value of the leased asset or, if lower, at the present value of the minimum lease payments. Lease payments were apportioned between interest (recognised as finance cost) and reduction of the lease liability. In an operating lease, the leased asset was not capitalised, and the lease payments were recognised as rent expense in the statement of profit or loss on a straight-line basis over the lease term. Any prepaid rent and accrued rent were recognised under Prepayments and Trade and other payables, respectively.

Under IFRS 16, the Group recognises right-of-use assets at the commencement date of the lease (i.e. the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognised, initial direct costs incurred, and lease payments made at or before the commencement date, less any lease incentives received. Unless the Group is reasonably certain to obtain ownership of the leased assets at the end of the lease term, the recognised right-of-use assets are depreciated over the shorter of its estimated useful life and lease term. Right-of-use assets are subject to impairment testing.

At the commencement date of the lease, the Group recognises lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (including in-substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. Variable lease payments that do not depend on an index or a rate are recognised as expense in the period over which the event or condition that triggers the payment occurs.

The leases acquired with the UK portfolio acquisition (see note 10) include variable lease payments where rentals are linked to the performance of the hotels by way of reductions in rentals in the event that lower than target cash flows are generated by the hotels. In the event that rent reductions are not applicable, the Group’s exposure to this type of rental payment in excess of amounts reflected in the measurement of lease liabilities is £46m per annum over the remaining lease term of 25 years. Additional rentals, which are uncapped, are also payable and are calculated as a percentage of the profit earned by the hotels.

In calculating the present value of lease payments, the Group uses the incremental borrowing rate at the lease commencement date if the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the in-substance fixed lease payment or a change in the assessment regarding the purchase of the underlying asset.

The Group applies the short-term lease recognition exemption to its short-term leases of equipment (i.e., those leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option). It also applies the lease of low-value assets recognition exemption to leases that are considered of low value. Lease payments on short-term leases and leases of low-value assets are recognised as expense on a straight-line basis over the lease term.

Lessor accounting under IFRS 16 is substantially unchanged from IAS 17. The Group is not party to any material leases where it acts as a lessor.

In accordance with the full retrospective method of adoption, the Group applied IFRS 16 at the date of initial application as if it had already been effective at the commencement date of existing lease contracts. Accordingly, the comparative information in these interim condensed consolidated financial statements has been restated, as summarised and set out below.

For the six months ended 30 June 2018:

● Depreciation expense increased by $17m relating to the depreciation of new right-of-use assets recognised.
● Rent expense decreased by $24m relating to previous operating leases.
● Finance costs increased by $9m relating to the interest expense on additional lease liabilities recognised.
● Income tax expenses decreased by $1m relating to the tax effect of these changes.
● Net cash inflows from operating activities increased by $20m and cash outflows from investing and financing activities increased by the same amount, representing the fixed lease payments of the recognised lease liabilities.

As at 31 December 2018:

● Right-of-use assets of $513m were recognised and presented separately in the statement of financial position. This includes $174m relating to leased assets previously recognised under finance leases included within property, plant and equipment.
● Lease liabilities of $670m were recognised and presented separately in the statement of financial position. Finance lease liabilities of $235m previously included in loans and other borrowings are now included in lease liabilities.
● Prepayments of $3m and trade and other payables of $35m related to leases previously classed as operating leases were derecognised.
● Net deferred tax liabilities decreased by $10m because of the deferred tax impact of the changes in assets and liabilities.
● The net effect of these adjustments increased the Group’s net liabilities by $54m.

Impact of IFRS 16 on the Group income statement
For the six months ended 30 June 2018

	As reported	IFRS 16 adoption	As restated
	$m	$m	$m

Total revenue	2,113	-	2,113

Cost of sales	(305)	7	(298)
System Fund expenses	(630)	-	(630)
Reimbursed costs	(595)	-	(595)
Administrative expenses	(155)	17	(138)
Share of losses of associates and joint ventures	(3)	-	(3)
Other operating income	7	-	7
Depreciation and amortisation	(38)	(17)	(55)
	_____	_____	_____
Operating profit before exceptional items	394	7	401
Exceptional items	(53)	-	(53)
	_____	_____	_____
Operating profit	341	7	348
Financial income	2	-	2
Financial expenses	(40)	(9)	(49)
Tax	(69)	1	(68)
	_____	_____	_____
Profit after tax	234	(1)	233
	____	____	____

Impact of IFRS 16 on the Group statement of comprehensive income
For the six months ended 30 June 2018

	As reported $m	IFRS 16 adoption $m	As restated $m

Profit for the period	234	(1)	233
Exchange gains on retranslation of foreign operations, including related tax credit of $1m	18	1	19
Losses on equity instruments classified as fair value through other comprehensive income, net of related tax of $nil	(7)	-	(7)
Re-measurement gains on defined benefit plans, net of related tax charge of $2m	7	-	7
	____	____	____
Total comprehensive income for the period	252	-	252
	____	____	____

Impact of IFRS 16 on the Group statement of financial position
31 December 2018

	As reported $m	IFRS 16 adoption $m	As restated $m

Property, plant and equipment	447	(174)	273
Right-of-use assets	-	513	513
Deferred tax assets	60	3	63
Other non-current assets	1,870	-	1,870
	_______	_______	_______
Total non-current assets	2,377	342	2,719
	_______	_______	_______
Trade and other receivables	613	(3)	610
Other current assets	763	-	763
	_______	_______	_______
Total current assets	1,376	(3)	1,373
	_______	_______	_______
Total assets	3,753	339	4,092
	_______	_______	_______
Loans and other borrowings	(120)	16	(104)
Lease liabilities	-	(55)	(55)
Trade and other payables	(618)	2	(616)
Other current liabilities	(632)	-	(632)
	_______	_______	_______
Total current liabilities	(1,370)	(37)	(1,407)
	_______	_______	_______
Loans and other borrowings	(2,129)	219	(1,910)
Lease liabilities	-	(615)	(615)
Trade and other payables	(158)	33	(125)
Deferred tax liabilities	(131)	7	(124)
Other non-current liabilities	(1,042)	-	(1,042)
	_______	_______	_______
Total non-current liabilities	(3,460)	(356)	(3,816)
	_______	_______	_______
Total liabilities	(4,830)	(393)	(5,223)
	_______	_______	_______
Net liabilities	(1,077)	(54)	(1,131)
	_______	_______	_______
Equity share capital	146	-	146
Capital redemption reserve	10	-	10
Shares held by employee share trusts	(4)	-	(4)
Other reserves	(2,865)	-	(2,865)
Fair value reserve	47	-	47
Cash flow hedging reserve	(4)	-	(4)
Currency translation reserve	419	1	420
Retained earnings	1,166	(55)	1,111
	_______	_______	________
IHG shareholders’ equity	(1,085)	(54)	(1,139)

Non-controlling interest	8	-	8
	_______	_______	________
Total equity	(1,077)	(54)	(1,131)
	________	_______	________

Impact of IFRS 16 on the Group statement of cash flows
For the six months ended 30 June 2018

	As reported $m	IFRS 16 adoption $m	As restated $m

Profit for the period	234	(1)	233
Adjustments reconciling profit for the period to cash flow from operations before contract acquisition costs	93	30	123
	_____	_____	_____
Cash flow from operations before contract acquisition costs	327	29	356
Contract acquisition costs	(25)	-	(25)
	_____	_____	_____
Cash flow from operations	302	29	331
Interest paid	(12)	(9)	(21)
Interest received	1	-	1
Tax paid on operating activities	(5)	-	(5)
	_____	_____	_____
Net cash from operating activities	286	20	306
	_____	_____	_____

Landlord contributions to property, plant and equipment	3	(3)	-
Other cash flows from investing activities	(105)	-	(105)
	_____	_____	_____
Net cash from investing activities	(102)	(3)	(105)
	_____	_____	_____

Lease repayments	-	(17)	(17)
Other cash flows from financing activities	(69)	-	(69)
	_____	_____	_____
Net cash from financing activities	(69)	(17)	(86)
	_____	_____	_____

Net movement in cash and cash equivalents, net of overdrafts, in the period	115	-	115

Cash and cash equivalents, net of overdrafts, at beginning of the period	58	-	58
Exchange rate effects	(13)	-	(13)
	_____	_____	_____
Cash and cash equivalents, net of overdrafts, at end of the period	160	-	160
	_____	_____	_____

Impact of IFRS 16 on basic and diluted earnings per ordinary share
For the six months ended 30 June 2018

	As reported cents	IFRS 16 adoption cents	As restated cents

Basic earnings per ordinary share	123.2	(0.6)	122.6
Diluted earnings per ordinary share	122.5	(0.5)	122.0

Other Standards and Interpretations

With effect from 1 January 2019, the Group has also adopted the following amendments and interpretations, none of which has had a material impact on the consolidated financial statements of the Group.

● Amendments to IFRS 9: Prepayment Features with Negative Compensation
● Amendments to IAS 19: Plan Amendment, Curtailment or Settlement
● Amendments to IAS 28: Long-term interest in associates and joint ventures
● IFRIC 23 Uncertainty over Income Tax Treatment
● Annual improvements 2015-2017 cycle

3.	Exchange rates

The results of operations have been translated into US dollars at the average rates of exchange for the period. In the case of sterling, the translation rate is $1 = £0.77 (2018 $1 = £0.73). In the case of the euro, the translation rate is $1 = €0.89 (2018 $1 = €0.83).

Assets and liabilities have been translated into US dollars at the rates of exchange on the last day of the period. In the case of sterling, the translation rate is $1 = £0.79 (30 June 2018 $1 = £0.76; 31 December 2018 $1 = £0.78). In the case of the euro, the translation rate is $1 = €0.88 (30 June 2018 $1 = €0.86; 31 December 2018 $1 = €0.87).

4.
              Segmental Information

Revenue	2019 6 months ended 30 June	2018 6 months ended 30 June
	$m	$m

Americas	520	514
EMEAA	338	233
Greater China	66	69
Central	88	84
	_____	_____
Revenue from reportable segments	1,012	900
System Fund revenues	675	618
Reimbursement of costs	593	595
	_____	_____
Total revenue	2,280	2,113
	_____	_____

Profit	2019 6 months ended 30 June $m	2018 6 months ended 30 June Restated $m

Americas	344	334
EMEAA	88	95
Greater China	36	32
Central	(58)	(48)
	_____	_____
Operating profit from reportable segments	410	413
System Fund	47	(12)
	____	____
Operating profit before exceptional items	457	401
Exceptional items (note 6)	(15)	(53)
	_____	_____
Operating profit	442	348
Net finance costs	(67)	(47)
	_____	_____
Profit before tax	375	301
	_____	_____
All results relate to continuing operations.

Assets	2019 30 June $m	2018 31 December Restated $m

Americas	1,844	1,656
EMEAA	1,055	738
Greater China	145	110
Central	756	755
	_____	_____
Segment assets	3,800	3,259

Unallocated assets:
Derivative financial instruments	16	8
Tax receivable	73	58
Deferred tax assets	65	63
Cash and cash equivalents	188	704
	_____	_____
Total assets	4,142	4,092
	_____	_____

Comparatives have been restated for IFRS 16 (see note 2) to show segmental information on a consistent basis.

5.
Disaggregation of revenue

The following tables present Group revenues disaggregated by type of revenue stream and by reportable segment:

6 months ended 30 June 2019
	Americas $m	EMEAA $m	Greater China $m	Central $m	Total $m

Franchise and base management fees	411	117	42	-	570
Incentive management fees	7	41	24	-	72
Central revenues	-	-	-	88	88
	_____	_____	_____	_____	_____
Revenue from fee business	418	158	66	88	730
Revenue from owned, leased and managed lease hotels	102	180	-	-	282
	_____	_____	_____	_____	_____
	520	338	66	88	1,012
	_____	_____	_____	_____
System Fund revenues					675
Reimbursement of costs					593
					_____
Total revenue					2,280
					_____

6 months ended 30 June 2018
	Americas $m	EMEAA $m	Greater China $m	Central $m	Total $m

Franchise and base management fees	405	110	46	-	561
Incentive management fees	8	43	23	-	74
Central revenues	-	-	-	84	84
	_____	_____	_____	_____	_____
Revenue from fee business	413	153	69	84	719
Revenue from owned, leased and managed lease hotels	101	80	-	-	181
	_____	_____	_____	_____	_____
	514	233	69	84	900
	_____	_____	_____	_____
System Fund revenues					618
Reimbursement of costs					595
					_____
Total revenue					2,113
					_____

6.	Exceptional items
		2019 6 months ended 30 June $m	2018 6 months ended 30 June $m
	Exceptional items before tax
	Administrative expenses:
	Reorganisation costs (a)	(10)	(32)
	Acquisition and integration costs (b)	(5)	(6)
	Pension settlement cost (c)	-	(15)
		_____	_____
		(15)	(53)
		_____	_____
	Tax
	Tax on exceptional items (d)	3	13
		_____	_____

All items above relate to continuing operations. These items are treated as exceptional by reason of their size or nature.
a)
In September 2017, the Group launched a comprehensive efficiency programme which will fund a series of new strategic initiatives to drive an acceleration in IHG’s future growth. The programme is centred around strengthening the Group’s organisational structure to redeploy resources to leverage scale in the highest opportunity markets and segments. The programme is expected to be completed in 2019. The cost includes consultancy fees of $5m (2018 $15m) and severance costs of $3m (2018 $11m). An additional $13m (2018 $30m) has been charged to the System Fund.

b)	In 2019, primarily relates to the acquisition of Six Senses (see note 10) and, in 2018, related to the acquisitions of Regent and the UK portfolio.
c)
Arose from the termination of the US funded Inter-Continental Hotels Pension Plan which involved certain qualifying members receiving lump-sum cash-out payments with the remaining pension obligations subject to a buy-out by an insurance provider through the purchase of a group annuity contract.

d)	Relates to tax impacts on the above items.

7.	Tax

The tax charge on profit for the period from continuing operations, excluding the impact of the System Fund and exceptional items (see note 6), has been calculated using an interim effective tax rate of 21% (2018 22%) analysed as follows:

	2019	2019	2019	2018 Restated	2018 Restated	2018 Restated
6 months ended 30 June	Profit $m	Tax $m	Tax rate	Profit $m	Tax $m	Tax rate

Before exceptional items and System Fund	343	(72)	21%	366	(81)	22%
System Fund	47	-		(12)	-
Exceptional items (note 6)	(15)	3		(53)	13
	_____	_____		_____	_____
	375	(69)		301	(68)
	_____	_____		_____	_____
Analysed as:
UK tax		(10)			(6)
Foreign tax		(59)			(62)
		_____			_____
		(69)			(68)
		_____			_____

8.	Earnings per ordinary share

Basic earnings per ordinary share is calculated by dividing the profit for the period available for IHG equity holders by the weighted average number of ordinary shares, excluding investment in own shares, in issue during the period.

Diluted earnings per ordinary share is calculated by adjusting basic earnings per ordinary share to reflect the notional exercise of the weighted average number of dilutive ordinary share awards outstanding during the period.

Adjusted earnings per ordinary share* is disclosed in order to show performance undistorted by exceptional items, to give a more meaningful comparison of the Group’s performance. Additionally, earnings attributable to the System Fund are excluded from the calculation of adjusted earnings per ordinary share, as IHG has an agreement with the IHG Owners Association to spend Fund income for the benefit of hotels in the IHG System such that the Group does not make a gain or loss from operating the Fund.

IHG also records an interest charge on the outstanding cash balance relating to the IHG Rewards Club programme. These interest payments are recognised as interest income for the Fund and interest expense for IHG. The Fund also benefits from the capitalisation of interest related to the development of the next-generation Guest Reservation System. As the Fund is included on the Group income statement, these amounts are included in the reported Group net financial expenses.  Given that all results related to the Fund are excluded from the calculation of adjusted earnings per ordinary share, these interest amounts are deducted from profit available for equity holders.

* See the Use of Non-GAAP measures section in the Interim Management Report.

Continuing and total operations	2019 6 months ended 30 June	2018 6 months ended 30 June Restated

Basic earnings per ordinary share
Profit available for equity holders ($m)	306	233
Basic weighted average number of ordinary shares (millions)	183	190
Basic earnings per ordinary share (cents)	167.2	122.6
	_____	_____
Diluted earnings per ordinary share
Profit available for equity holders ($m)	306	233
Diluted weighted average number of ordinary shares (millions)	184	191
Diluted earnings per ordinary share (cents)	166.3	122.0
	_____	_____
Adjusted earnings per ordinary share
Profit available for equity holders ($m)	306	233
Adjusting items ($m):
System Fund revenues and expenses	(47)	12
Interest attributable to the System Fund	(9)	(9)
Exceptional items before tax (note 6)	15	53
Tax on exceptional items (note 6)	(3)	(13)
	_____	_____
Adjusted earnings ($m)	262	276
Basic weighted average number of ordinary shares (millions)	183	190
Adjusted earnings per ordinary share (cents)	143.2	145.3
	_____	_____
Diluted weighted average number of ordinary shares (millions)	184	191
Adjusted diluted earnings per ordinary share (cents)	142.4	144.5
	_____	_____

The diluted weighted average number of ordinary shares is calculated as:
	2019 millions	2018 millions
Basic weighted average number of ordinary shares	183	190
Dilutive potential ordinary shares	1	1
	_____	_____
	184	191
	_____	_____

9.	Dividends and shareholder returns
		2019 cents per share	2018 cents per share	2019 $m	2018 $m
	Paid during the period:
	Final (declared for previous year)	78.1	71.0	139	130
	Special	262.1	-	510	-
		_____	_____	_____	_____
		340.2	71.0	649	130
		______	______	______	______
	Proposed for the period:
	Interim	39.9	36.3	73	69*
		______	______	______	______
	* Amount paid.

In October 2018, the Group announced a $500m return of funds to shareholders by way of a special dividend and share consolidation. On 11 January 2019, shareholders approved the share consolidation on the basis of 19 new ordinary shares of 20 340/399p per share for every 20 existing ordinary shares of 19 17/21p, which became effective on 14 January 2019 and resulted in the consolidation of 10m shares. The dividend was paid on 29 January 2019. The dividend and share consolidation had the same economic effect as a share repurchase at fair value, therefore previously reported earnings per share has not been restated.

The total number of shares held as treasury shares at 30 June 2019 was 5.7m.

10.
Acquisition of businesses

Six Senses

On 12 February 2019, the Group completed the acquisition of Six Senses Hotels Resorts Spas (Six Senses). Six Senses is a leading operator of top tier luxury hotels, resorts and spas with a world-renowned reputation for wellness and sustainability. Six Senses will sit at the top of IHG’s luxury portfolio.

Six Senses contributed revenue of $15m and an operating loss of $1m for the period between the date of acquisition and the balance sheet date. The results of Six Senses are included in the EMEAA and Greater China business segments. If the acquisition had taken place at 1 January 2019, there would have been no material difference to reported Group revenue and operating profit for the six months ended 30 June 2019.

The provisional fair values of the identifiable assets and liabilities acquired, and the purchase consideration, are as follows:

$m
Identifiable intangible assets:
Brands	189
Management contracts	54
Right-of-use assets	19
Other non-current assets	8
Trade and other receivables	12
Cash and cash equivalents	7
Other current assets	1
Trade and other payables	(14)
Lease liabilities	(19)
Other liabilities	(2)
Deferred tax liability	(3)
_____
Net identifiable assets acquired	252
Goodwill	52
_____
Total purchase consideration	304
_____
Comprising:
Cash paid on acquisition, including working capital settlement	299
Contingent consideration *	5
_____
304
_____

* Payable upon certain conditions being met relating to a pipeline property. The range of possible outcomes is nil to $5m.

The goodwill is attributable to the global growth opportunities identified for the acquired business. The amount of goodwill that is expected to be deductible for income tax purposes is $50m.

At the date of acquisition, the fair value of trade receivables was $8m, with a corresponding carrying value of $10m. The difference between the fair value and the carrying amount reflects the expected credit loss.

No contingent liabilities were recognised as a result of the acquisition.

If new information obtained within one year of the date of acquisition about the facts and circumstances that existed at the date of acquisition identifies adjustments to the fair value amounts, then the accounting for the acquisition will be revised.

UK portfolio – acquisition of additional hotels

On 14 February 2019, following on from the UK portfolio deal completed in 2018 to operate 10 UK hotels under long-term leases from Covivio, the Group added a further two hotels to the portfolio bringing the total hotels in the UK portfolio to 12 at 30 June 2019.

The total consideration for the period was $11m, comprising purchase consideration of $1m and contingent consideration of $10m relating to the two additional hotels.

The contingent consideration comprises the present value of the above-market element of the expected lease payments over the 25 year lives of the hotel lease agreements. The undiscounted amount is $38m. The value of the contingent consideration has been assessed with the assistance of professional third-party advisors and is subject to periodic re-assessment as interest rates and expected lease payments change. The above-market assessment has been determined by comparing the expected lease payments as a percentage of forecast hotel operating profit (before depreciation and rent) with market metrics, on a lease by lease basis. There is no floor to the amount payable and no maximum amount.

The two additional hotels contributed revenue of $7m and an operating loss of $1m for the period between the date of acquisition and the balance sheet date. The results of the hotels are included in the EMEAA business segment If the acquisition had taken place at 1 January 2019, there would have been no material difference to reported Group revenue and operating profit for the six months ended 30 June 2019.

Assets acquired primarily comprise goodwill of $12m, of which nil is expected to be deductible for tax purposes. The goodwill is attributable to the trading potential of the acquired hotel operations and growth opportunities.

UK portfolio – finalisation of 2018 purchase price allocation

The goodwill recognised on the 10 hotels acquired in 2018 was $48m at acquisition. This has subsequently increased by $4m relating to the finalisation of provisional fair values assigned to working capital balances.

$m
Cash flows relating to acquisitions:
Cash paid on acquisition, including working capital settlement	299
Contingent consideration paid	4
Settlement of stamp duty liability	3
Less: cash and cash equivalents acquired	(7)
_____
299
_____

11. Reconciliation of profit for the period to cash flow from operations before contract acquisition costs

	2019 6 months ended 30 June	2018 6 months ended 30 June Restated
	$m	$m

Profit for the period	306	233
Adjustments for:
Net financial expenses	67	47
Income tax charge	69	68
Depreciation and amortisation	56	55
System Fund depreciation and amortisation	25	18
Exceptional items (including System Fund)	28	83
Equity-settled share-based cost	20	19
Dividends from associates and joint ventures	1	2
Increase in deferred revenue	47	100
Increase in contract costs	(5)	-
Retirement benefit contributions, net of costs	(1)	(12)
Utilisation of provisions, net of charge	2	-
Other changes in net working capital	(286)	(214)
Cash flows relating to exceptional items	(30)	(55)
Contract assets deduction in revenue	10	9
Other items	-	3
	_____	_____
Total adjustments	3	123
	_____	_____
Cash flow from operations before contract acquisition costs	309	356
	_____	_____

12.	Net debt

	2019 30 June	2018 31 December Restated
	$m	$m

Cash and cash equivalents	188	704
Loans and other borrowings – current	(58)	(104)
Loans and other borrowings – non-current	(2,295)	(1,910)
Lease liabilities – current	(63)	(55)
Lease liabilities – non-current	(634)	(615)
Derivatives hedging debt values	15	15
	_____	_____
Net debt*	(2,847)	(1,965)
	_____	_____
* See the Use of Non-GAAP measures section in the Interim Management Report.

13.	Movement in net debt
		2019 6 months ended 30 June	2018 6 months ended 30 June Restated
		$m	$m

	Net (decrease)/increase in cash and cash equivalents, net of overdrafts	(483)	115
	Add back cash flows in respect of other components of net debt:
	Lease repayments	22	17
	Increase in other borrowings*	(376)	(65)
		_____	_____
	(Increase)/decrease in net debt arising from cash flows	(837)	67

	Non-cash movements:
	Lease obligations	(32)	(16)
	Increase in accrued interest	(22)	(23)
	Acquisitions	(19)	-
	Exchange and other adjustments	28	27
		_____	_____
	(Increase)/decrease in net debt	(882)	55

	Net debt at beginning of the period	(1,965)	(2,253)
		_____	_____
	Net debt at end of the period	(2,847)	(2,198)
		_____	_____

* The increase in other borrowings relates to drawings under the Group’s Syndicated and Bilateral facilities.

14.	Fair values
	The table below compares carrying amounts and fair values of the Group’s financial assets and liabilities at 30 June 2019:
		2019 30 June Carrying value $m	2019 30 June Fair value $m	2018 31 December Carrying value $m	2018 31 December Fair value $m
	Financial assets
	Financial assets measured at fair value:
	Equity securities	125	125	116	116
	Derivatives	16	16	8	8
	Financial assets measured at amortised cost:
	Other financial assets	147	147	145	145
		_____	_____	_____	_____
		288	288	269	269
		_____	_____	_____	_____
	Financial liabilities
	Financial liabilities measured at fair value:
	Deferred and contingent purchase consideration	(151)	(151)	(131)	(131)
	Financial liabilities measured at amortised cost:
	£400m 3.875% bonds 2022	(516)	(547)	(509)	(543)
	£300m 3.75% bonds 2025	(390)	(414)	(385)	(399)
	£350m 2.125% bonds 2026	(449)	(440)	(447)	(417)
	€500m 2.125% bonds 2027	(566)	(608)	(569)	(566)
		_____	_____	_____	_____
		(2,072)	(2,160)	(2,041)	(2,056)
		_____	_____	_____	_____

Cash and cash equivalents, trade and other receivables, bank borrowings, trade and other payables and provisions are excluded from the above tables as their fair value approximates book value. The fair value of financial assets measured at amortised cost approximates book value based on prevailing market rates. The fair value of the £400m, £300m, £350m and €500m bonds is based on their quoted market price.
Financial assets and liabilities measured at fair value through other comprehensive income are held in the Group statement of financial position at fair value as set out in the following table.

30 June 2019	Level 1 $m	Level 2 $m	Level 3 $m	Total $m
Assets
Equity securities measured at fair value:
Quoted equity shares	9	-	-	9
Unquoted equity shares	-	-	116	116
Derivatives	-	16	-	16

Liabilities
Deferred and contingent purchase consideration	-	-	(151)	(151)

31 December 2018	Level 1 $m	Level 2 $m	Level 3 $m	Total $m
Assets
Equity securities measured at fair value:
Quoted equity shares	8	-	-	8
Unquoted equity shares	-	-	108	108
Derivatives	-	8	-	8

Liabilities
Deferred and contingent purchase consideration	-	-	(131)	(131)

Level 1: quoted (unadjusted) prices in active markets for identical assets or liabilities.
Level 2: other techniques for which all inputs which have a significant effect on the recorded fair value are observable, either directly or indirectly.
Level 3: techniques which use inputs which have a significant effect on the recorded fair value that are not based on observable market data.

There were no transfers between Level 1 and Level 2 fair value measurements during the period and no transfers into and out of Level 3.

Derivatives are fair valued using discounted future cash flows, taking into consideration exchange rates prevailing on the last day of the reporting period and interest rates from observable swap curves. Currency swaps are measured at the present value of future cash flows estimated and discounted back based on quoted forward exchange rates and the applicable yield curves derived from quoted interest rates. Adjustments for credit risk use observable credit default swap spreads.

Deferred and contingent purchase consideration are fair valued using the present value of the expected future payments, discounted using a risk adjusted discount rate. A 10% decrease in the discount rate would result in a $8m increase in the fair value of the consideration payable.

The Level 3 equity securities relate to investments in unlisted shares which are valued either by applying an average price-earnings (P/E) ratio for a competitor group to the earnings generated by the investment, or by reference to share of net assets if the investment is currently loss-making or a recent property valuation is available. The average P/E ratio for the period was 25.4 (31 December 2018 19.9) and a non-marketability factor of 30% (31 December 2018 30%) was applied.

A 10% increase in the average P/E ratio would result in a $3m increase (31 December 2018 $2m) in the fair value of the investments and a 10% decrease in the average P/E ratio would result in a $3m decrease (31 December 2018 $2m) in the fair value of the investments. A 10% increase in net assets would result in a $8m increase (31 December 2018 $8m) in the fair value of investments and a 10% decrease in net assets would result in a $8m decrease (31 December 2018 $8m) in the fair value of the investments.

The following table reconciles the movements in the fair values of financial instruments classified as Level 3 during the period:

	Equity securities $m	Deferred and contingent purchase consideration $m

At 1 January 2019	108	131
Additions	3	-
Acquisitions	1	15
Disposals	(1)	-
Valuation gains recognised in other comprehensive income	5	-
Contingent consideration paid	-	(4)
Change in fair value recorded in financial expenses	-	10
Exchange adjustments	-	(1)
	____	____
At 30 June 2019	116	151
	_____	_____

15.	Commitments and guarantees

At 30 June 2019, the amount contracted for but not provided for in the financial statements for expenditure on property, plant and equipment and intangible assets was $197m (31 December 2018 $136m). A loan facility of $5m (31 December 2018 $5m) has also been made available to a hotel owner which remained undrawn at 30 June 2019.

In limited cases, the Group may provide performance guarantees to third-party hotel owners to secure management contracts. At 30 June 2019, the amount provided in the financial statements was $1m (31 December 2018 $3m) and the maximum unprovided exposure under such guarantees was $93m (31 December 2018 $42m).

The Group may guarantee bank loans made to facilitate third-party ownership of hotels in which the Group has an equity interest. At 30 June 2019, there were guarantees of $59m in place (31 December 2018 $43m).

16.	Contingencies Security incidents

In 2016, the Group was notified of (a) a security incident at a number of Kimpton hotels that resulted in unauthorised access to guest payment card data, and (b) security incidents at a number of IHG branded hotels including the installation of malware on servers that processed payment cards used at restaurants and bars of 12 IHG managed properties, together the Security Incidents. The Group has now reached agreement with the impacted card networks on the amount of assessments payable, $3m in total, the vast majority of which have been settled under the Group’s insurance programmes, with the balance expected to be similarly recovered.

The Group may also be exposed to investigations regarding compliance with applicable State and Federal data security standards, and legal action from individuals and organisations impacted by the Security Incidents. Due to the general nature of the regulatory enquiries received and class action filings to date, other than described below, it is not practicable to make a reliable estimate of the possible financial effects of any such claims on the Group at this time. These contingent liabilities are potentially recoverable under the Group’s insurance programmes, although specific agreement will need to be reached with the relevant insurance providers at the time any claim is made.

To date, four lawsuits had been filed against IHG entities relating to the Security Incidents. One of these has been withdrawn and a final settlement of less than $2m has been agreed in respect of another lawsuit, although this is expected to be recovered from insurance.

Other

From time to time, the Group is subject to legal proceedings the ultimate outcome of each being always subject to many uncertainties inherent in litigation. The Group has also given warranties in respect of the disposal of certain of its former subsidiaries. It is the view of the Directors that, other than to the extent that liabilities have been provided for in these financial statements, it is not possible to quantify any loss to which these proceedings or claims under these warranties may give rise, however, as at the date of reporting, the Group does not believe that the outcome of these matters will have a material effect on the Group’s financial position.

At 30 June 2019, the Group had no other contingent liabilities (31 December 2018 $nil).

INDEPENDENT REVIEW REPORT TO INTERCONTINENTAL HOTELS GROUP PLC

Introduction

We have been engaged by the Company to review the condensed set of financial statements in the half-yearly financial report for the six months ended 30 June 2019 which comprises the Group income statement, Group statement of comprehensive income, Group statement of changes in equity, Group statement of financial position, Group statement of cash flows and the related notes 1 to 16. We have read the other information contained in the half-yearly financial report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed set of financial statements.

This report is made solely to the Company in accordance with guidance contained in International Standard on Review Engagements (UK and Ireland) 2410 ‘Review of Interim Financial Information Performed by the Independent Auditor of the Entity’ issued by the Auditing Practices Board. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company, for our work, for this report, or for the conclusions we have formed.

Directors' Responsibilities

The half-yearly financial report is the responsibility of, and has been approved by, the Directors. The Directors are responsible for preparing the half-yearly financial report in accordance with the Disclosure Guidance and Transparency Rules of the United Kingdom’s Financial Conduct Authority.

As disclosed in note 1, the annual financial statements of the Group are prepared in accordance with IFRSs as adopted by the European Union. The condensed set of financial statements included in this half-yearly financial report has been prepared in accordance with International Accounting Standard 34, ‘Interim Financial Reporting’, as adopted by the European Union.

Our Responsibility

Our responsibility is to express to the Company a conclusion on the condensed set of financial statements in the half-yearly financial report based on our review.

Scope of Review

We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410 ‘Review of Interim Financial Information Performed by the Independent Auditor of the Entity’ issued by the Auditing Practices Board for use in the United Kingdom. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed set of financial statements in the half-yearly financial report for the six months ended 30 June 2019 is not prepared, in all material respects, in accordance with International Accounting Standard 34 as adopted by the European Union and the Disclosure Guidance and Transparency Rules of the United Kingdom’s Financial Conduct Authority.

Ernst & Young LLP
London
5 August 2019

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ F. Cuttell
Name:	F. CUTTELL
Title:	ASSISTANT COMPANY SECRETARY

Date:	06 August 2019